                                                           File No. 0-30220
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 10-SB/A


             GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                               BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     _____________________________________

                  COMMUNICATIONS  WORLD  INTERNATIONAL,  INC.
                  -------------------------------------------
                 (Name of Small Business Issuer in its Charter)

               Colorado                                 84-0917382
  --------------------------------------    -----------------------------------
  (State or other jurisdiction of
   incorporation or organization)           (I.R.S. Employer Identification No.)


  7315 S. Revere Parkway, Suite 602,
  Englewood, Colorado                                       80112
  --------------------------------------    ------------------------------------
 (Address of principal executive offices)                (Zip Code)

                                (303) 721-8200
                 ----------------------------------------------
                 Issuer's Telephone Number, Including Area Code

     Securities to be registered under Section 12(b) of the Act:     None

     Securities to be registered under Section 12(g) of the Act:

                      Common Stock, no par value per share
                      ------------------------------------
                                (Title of class)

                                    PART I

Item  l.  Description of Business
          -----------------------

Business Development

Communications World International, Inc. ("Registrant," "Company" or "CommWorld") was incorporated in 1983 under Colorado law and has its principal executive offices at 7315 South Revere Parkway, Suite 602, Englewood, Colorado 80112. CommWorld has established a distribution network for a variety of telecommunications products and services, including business telephone systems, through franchises under the CommWorld name and Company-owned outlets, including a national accounts subsidiary. The Company had 63 franchises located in 25 states and 3 Company-owned outlets at July 31, 1999. Through its distribution network the Company sells and services private telephone systems and peripheral products, such as voice messaging and related systems, for business users. The Company's franchisees and Company-owned outlets market their products primarily to small and medium-size businesses while the Company's national accounts subsidiary markets the same products and services directly to multi-location businesses.

The Company's franchise division purchases telephone and related communications equipment from manufacturers and supply houses. The Company sells this equipment to the franchisees who, in turn, sell the equipment to their customers and connect this equipment to local telephone company lines servicing areas in which their customers are located. The principal telephone systems sold to customers are Key telephone systems, which differ from larger PBX systems in that each incoming telephone line can be accessed by each telephone in the particular business.

Company owned operations provide a variety of products and services to customers, including:

  .  Telephone equipment sales, installation and service.
  . Integrated telecommunication system design, installation, remote management and support of customer premise telephone equipment for companies having multiple locations.
  .  Design and installation of standards based cabling systems.
  .  Technical consulting for large installations.
  . Coordination and installation of access to long distance telephone service. . On site support for large installations.

The Company has incurred substantial losses in recent fiscal years. The Company's available cash and other liquid resources have been low and the Company's ability to expand has been impaired. During the fiscal year ended April 30, 1999, the Board of Directors of the Company determined that a new business strategy was needed. As a result the Company made key management changes, completed a merger with Interconnect Acquisition Corporation ("IAC") and established as its mission to become a highly profitable and dominant interconnect company in the southwestern U.S. markets. The Company's strategy to achieve this mission is to acquire select, local interconnect companies, build a portfolio of products and services to provide the customer convenient communications procurement, and conduct an efficient operation.

The Company completed two acquisitions in the fiscal year ended April 30, 1999. In March, 1999 the Company closed on its acquisition of assets from Texas based Connective Resources, Inc., (CRI) and in April, 1999 completed the acquisition of Donaldson and Associates, Inc., a franchisee, which has been doing business as CommWorld of Denver. These acquisitions are further described in the Notes to the

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consolidated financial statements. The Company also completed the sale of the assets of its operating units in Phoenix and Tucson, Arizona and its operating unit in Alexandria, Virginia. The operating units were repurchased by the original owners principally in exchange for the cancellation of preferred stock. The unit in Virginia was not located in the southwestern U.S. where the Company intends to concentrate its acquisition efforts. Although the strategic business plan for the Company is to grow through acquisitions in the southwestern U.S. markets (which may include Arizona), it plans to initially concentrate these efforts in Colorado and Texas. The Company also considered other factors in connection with the disposition of these units, principally the size of those operations relative to the costs involved in coordinating those operations with other parts of the Company due to their geographic locations.

The Company paid $77,750 in cash and a note payable in the amount of $25,000 for the purchase of assets from CRI. The note was paid at maturity in July 1999. Approximately $35,000 of tangible assets were acquired, as well as the customer base, which was valued at $42,750. The Company paid $550,000 in cash for the acquisition of CommWorld of Denver and issued three notes payable to the owners in the principal amounts of $25,000, $225,000 and $450,000, for an aggregate of $700,000. The notes in the principal amount of $250,000 may be converted at the holder's option into the Company's common stock on the basis of $1 for each one share. The note in the principal amount of $450,000 may also be converted at the option of the holder. The conversion rate will be based on a 10% discount to the market value of the common stock for the 90 day period immediately preceding the conversion, but in no event will the value of the common stock be less than $.50 per share. Accordingly, the maximum number of shares the holder could receive upon conversion of the $450,000 principal amount of the note would be 900,000. The scheduled maturities of the notes are: $50,000 in October 1999, $290,000 in April 1999, and $90,000 annually thereafter for four years. Approximately $115,000 of tangible assets were acquired and the balance of the purchase price has been recorded as an intangible asset and is being amortized over twenty years.

Franchise Program
-----------------

At July 31, 1999, the Company had 63 franchises located in 25 states. See Note 7 to the Company's financial statements at April 30, 1999 and for the years ended April 30, 1999 and 1998. Pursuant to the terms of the Company's current franchise program, a franchisee will pay a one time, non-refundable, franchise fee of $3,500. The franchise fee is payable upon the execution of the franchise agreement.

The franchisee is entitled to purchase equipment from or through the Company on a "cost mark-up royalty" basis, meaning based on the cost to the Company of equipment and products purchased plus a mark-up to the franchisee. The amount of the cost mark-up royalty varies by manufacturer and by the volume of purchases of the individual franchisee. A franchisee only pays royalties on equipment purchased through or from the Company.

The franchisee is not required to make any purchases of equipment through the Company; however, the Company believes it will be able to obtain favorable pricing from suppliers based on negotiated purchases and quantity buying arrangements. The Company anticipates these prices will be lower than prices which the franchisee could negotiate directly with suppliers. Currently, most franchisees purchase some equipment or services from the Company. The franchisee is responsible for all warranty service on equipment sold by it and manufacturers' warranties are passed through to the franchisee. The Company also offers sales and marketing training and other assistance to the franchisees for scheduled fees.

The franchisee is granted a license to use the "COMMWORLD" name and trademarks in the franchised territory. The franchisee is required to conform to certain standards of business practices, to maintain minimum inventories of products and services, and to make arrangements with local telephone companies, as necessary, to provide installation services to customers. The installation and the service work performed by the franchisees is either done by their staff or is subcontracted through installation companies, which are independently owned and operated. Each franchise is run as an independent business and, as such, is responsible for the operation of its business including the collection of receivables, arrangement of any customer financing, and employment of adequate staff.

Franchisees are permitted to assign their franchise provided the Company receives advance notice of the proposed assignment, the transferee assumes the obligations under the franchise agreement, the transferee meets certain conditions and qualifications, and the Company receives a transfer fee equal to 10 percent of the franchise fee then in effect. In addition, the Company has the right of first refusal to purchase the franchise prior to its sale to another party.

The term of the franchise is for 10 years unless earlier terminated provided, during the first 12 months of the franchise, the franchisee has the right to terminate the franchise without a refund of the franchise fee. The Company has the right to terminate any franchise in the event of the franchisee's bankruptcy, a default under the franchise agreement, or other events. The franchisee has the right to renew the initial term of the agreement for an additional 10 years if, at the time of renewal, the franchisee is in good standing and pays a successor franchisee fee in the amount of 10 percent of the franchise fee then in effect.

Competition
-----------

The Company's principal business is in the interconnect telephone industry, which sells and services private telephone systems for the business user. The interconnect industry, so-called because it involves the connection of privately manufactured and owned equipment to local telephone systems, developed from the divestiture of the Bell operating companies and court and regulatory rulings allowing telephone customers to connect separately purchased equipment to existing local telephone systems.

The interconnect industry continues to expand beyond sales of traditional telephone equipment, with the greatest growth in sales of voice processing, data communications, and data processing equipment. The Company competes with other interconnect telephone companies on the basis of the equipment offered by the Company and its franchisees, price and after-sale service. Although the Company concentrates on the sale of Key systems as opposed to larger PBX systems, the manufacturers of these systems have been successful in providing state-of-the art electronic equipment for this market segment. The Company believes consummating its acquisition strategy will enable it to market larger PBX Systems.

The Company faces intense competition from AT&T, Williams Communications, the various former regional Bell operating companies and over 10,000 other companies believed to be engaged in the interconnect telephone industry. Many of these companies have resources substantially greater than those of the Company. It can be expected competition in the interconnect telephone industry will be intense for the foreseeable future.

The Company believes that it offers certain advantages to its franchises, including the Company's ability to purchase in larger quantities and obtain volume discounts from suppliers more readily than an individual dealer. The Company believes that many factors may enter into a purchase decision by its direct customers, and customers of its franchises. These factors typically include pricing, product

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selection, service and support, and the ability to meet the customers' delivery and installation requirements. Although the Company attempts to satisfy its prospective customers' needs in these areas, it expects to continue to encounter significant competition from other firms.

Product  Supply
---------------

The Company currently purchases telephone systems and various peripheral equipment from several major suppliers. One of the suppliers, Toshiba America Information Systems, Inc. (TAIS), provides approximately 85% of the inventory and products purchased by the Company while offering flexible credit terms. If the Company's relationship with TAIS were to cease, or to deteriorate, it could have a significant adverse impact on the operations of the Company. The Company has significant indebtedness to TAIS as further described in Item 2. Product availability from suppliers under open lines of credit has been sufficient for the Company's current operations. However, all products may not necessarily be available in the future. The Company continually monitors changes in products offered by these manufacturers, as well as others, to review its current and future product mix. The Company's products are warranted by their vendors for at least one year for defects in material and workmanship.

Regulation
----------

The Federal Communications Commission ("FCC") regulates the telephone industry. The FCC has a registration program providing minimum specifications for customer-owned equipment.

The Federal Trade Commission ("FTC") requires franchisors to provide prospective franchisees with a Uniform Franchise Offering Circular, which sets forth detailed information about the franchisor and the franchise program.

A number of states require a franchisor to register prior to selling franchises in those particular states and the Company registers its offering of the franchise program in those states in which registration is required. In addition, states may impose certain minimum requirements on franchises located within that state. For example, franchises in Iowa, by law, have a three-mile exclusive territory.

Employees
---------

As of July 31, 1999, the Company had approximately 88 full-time employees involved in administration, sales, accounting, warehousing, franchise relations, and Company owned branches.

Special Cautionary Notice Regarding Forward-Looking Statements
--------------------------------------------------------------

This Report contains certain forward-looking statements and information relating to the Company that is based on the beliefs of management, as well as assumptions made by and information currently available to management. Such forward-looking statements are principally contained in and include, without limitation, the Company's plans for its business, including the introduction of new products and services, expansion into new markets, and mergers and acquisitions. In addition, in those and other portions of the Report, the words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions, as they relate to the Company or its management, are intended to specifically identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties, and assumptions, including the risk factors described in this Report. In addition to factors described elsewhere in this Report, the Company specifically cautions the factors listed under the caption "Risk Factors" could cause actual results to differ materially from those expressed in any forward-looking statement. Should one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

Risk Factors

In evaluating the Company and its business, this entire Report (including the Exhibits) should be read carefully and special consideration given to, among others, the following risk factors in addition to the other information contained in this Report.

Recent Operating Losses; Accumulated Deficit; Key Customer
----------------------------------------------------------

For the quarter ended July 31, 1999, the Company reported a loss of $112,000, as compared to a loss of $311,000 for the quarter ended July 31, 1998. The Company reported a loss from continuing operations of $1,351,000 for the fiscal year ended April 30, 1999. An additional write down of $429,000 is being reported as a result of the sale of its operating units in Arizona and Virginia. The Company had an accumulated deficit at July 31, 1999 of approximately $7,434,000. The losses in the most recent fiscal year are largely attributable to lower revenue and decreased margins in the Company's national account subsidiary. The lower revenue results from a reduction in the average size of invoicing from the subsidiary's major customer, Office Max. This customer accounted for $1,963,044, and $2,876,467, or 56% and 61% of direct equipment and service sales for the years ended April 30, 1999 and 1998, respectively. Increased costs from subcontractors not passed on to the Company's customers are the most significant contributing factor to decreased margins. Although the Company is making efforts to improve margins, there can be no assurance that the Company's efforts will be successful. The Company believes relations with its major customer are good and the Company is working on several projects. However, the loss of significant revenues from this customer or continued poor margins would likely have a material adverse impact on the Company.

Management believes much of the loss in previous periods has been related to the Company's acquisition efforts, increase in interest expense and increases in allowance for doubtful accounts. In addition, the Company's losses have been a direct result of the increased level of general and administrative expense associated with its direct sales efforts. Management is currently evaluating the extent to which general and administrative expenses will need to be increased to maintain support for the planned acquisitions of interconnect companies and an increased base of franchisees. Although the Company recently made significant changes in its management personnel, there can be no assurance the Company will be more successful in its operations, or that the acquisition candidates selected by the new management will enable the Company to be profitable in the future.

Lack of Working Capital; Need for Additional Financing
------------------------------------------------------

The Company's operations have historically been adversely affected by a lack of working capital. The Company uses a line of credit from a lending institution, which is limited to the extent of available collateral. The Company's line of credit is fully utilized to the extent of available collateral. The lack of available funding impedes the Company's ability to fund additional equipment purchases and to expand its business operations. Although the Company is involved in efforts to obtain additional capital, it has no firm commitments from any source and there can be no assurance the Company will obtain the necessary capital. Moreover, due to the Company's poor liquidity and operating results and the absence of a Nasdaq listing for its Common Stock, the cost of obtaining additional capital is expected to be significant.

The Company sold equity securities during the fiscal year ended April 30, 1999 in which it received net proceeds of $2,838,000. These proceeds were used to fund recent operating losses of the Company, to fund the cash purchase price of the acquisitions completed during 1999, and to repay certain debt obligations. The Company will need substantial additional capital in order to have reasonable prospects for achieving its strategic objective of growth through acquisitions, there can be no assurance that the Company will be successful in obtaining this capital or that, if obtained, the terms will be satisfactory to the Company.

During the quarter ended July 31, 1999 the Company received net proceeds of $212,440 from the sale of Units of Subordinated Convertible Notes and Common Stock Purchase Warrants. Each Unit consists of a $50,000 Subordinated Convertible Note and 20,000 Warrants. The Notes bear interest at 8% per annum and are convertible into Common Stock at any time prior to maturity at $1.50. The Notes mature at the earlier of 36 months from the date of issue or upon the occurrence of certain other events. The Warrants are exercisable for a period of five years from the date of issuance at $.40 per Warrant. The Company may raise additional funds from the sale of these Units, although it has no firm commitments for funding from any person.

Changes In Technology
---------------------

The interconnect industry in which the Company operates has experienced rapid technological advances and, in order to satisfy customer demands, the Company has to offer the latest available equipment and services. Although the Company has established relationships with several major suppliers of telephone interconnect equipment, in the event other suppliers offer more advanced equipment, there is no assurance the Company would be able to establish satisfactory relationships with these other manufacturers.

Relationships With Suppliers
----------------------------

Although the Company has established relationships with several suppliers of telephone equipment including Toshiba America Information Systems, Inc. ("TAIS"), Comdial, Inc., Panasonic Communications & Systems Company, a Division of Matsushita Electric Corporation of America, Sprint/North Supply, Inc., Applied Voice Technologies, Inc., and Voice Systems Research, Inc., there is no assurance the Company will continue to be able to maintain these relationships, and to purchase products under advantageous terms and conditions from its suppliers, or that all products will be available to future franchise locations. This may adversely affect the Company's ability to sell future franchises, to offer products to its franchisees and customers, and to obtain mark-up royalties from sales to existing franchisees. The Company has not been granted exclusive rights to any sales area by its suppliers, and certain suppliers, such as Sprint, may sell directly to end users. The Company's largest supplier, TAIS, does not typically sell to end users, but does service certain large accounts, and may compete with the Company.

TAIS provides approximately 85% of the inventory and products purchased by the Company while offering flexible credit terms. In December 1995, the Company negotiated a restructuring of its obligations with TAIS, which included a requirement that the Company use proceeds from future financings to prepay the debt owed to TAIS. TAIS has cooperated with the Company in waiving this provision to accommodate the Company's capital needs. The Company's obligations to TAIS are more fully described in Item 2. Although the Company believes it should be able to meet its immediate obligations to TAIS and other working capital requirements, the Company believes that its ability to meet its obligations to TAIS and other material obligations will be dependent upon the success of its acquisition program and its plan to increase revenues, improve gross profit margins and contain general and administrative expenses, which will also be dependent upon obtaining additional financing. The availability of such financing is not assured. If the Company's relationship with TAIS were to cease or to deteriorate, it could have a significant adverse impact on the Company's operations.

Lack of Information Regarding Acquisition Candidates
----------------------------------------------------

Acquisitions of other companies in the telecommunications industry is a principal strategic objective of the Company. The Company has identified other candidates for acquisition, but has no firm arrangements for acquisition. The Company has determined not to provide information regarding any of the acquisition candidates in this Report, inasmuch as it has no agreements or understandings regarding the terms of acquisition of any company. Although management of the Company will endeavor to evaluate the risks inherent in any particular acquisition candidate, there can be no assurance the Company will properly ascertain all such risks. Management of the Company will have virtually unrestricted flexibility in identifying and selecting prospective acquisition candidates and may have broad discretion with respect to the specific application of proceeds of future financing.

Although the Company intends to consider the ability of the management of a prospective acquisition candidate in connection with evaluating the desirability of effecting a business combination, there can be no assurance that the Company's assessment of management will prove to be correct. The Company does not intend to rely upon the assistance of outside consultants to assess the management skills of acquisition candidates. In addition, there can be no assurance management of the acquired companies will have the necessary skills to manage a company intending to implement an aggressive acquisition program.

Appropriate Acquisitions May Not Be Available
---------------------------------------------

Results of the Company's business plan are dependent upon the Company's ability to identify, attract and acquire attractive acquisition candidates, which may take considerable time. No assurances can be given whether the Company will be successful in identifying, attracting or acquiring desirable acquisition candidates, such candidates will be successfully integrated into the Company, or the acquisition candidates, once acquired, will be profitable. The failure to complete acquisitions or to operate the acquired companies profitably could be expected to have a material adverse effect on the Company's business, financial condition and results of operations.

Integration of Acquisitions
---------------------------

The Company's strategic objective, which is subject to additional financing, anticipates an aggressive acquisition program. The success of the Company will depend, in part, on the Company's ability to integrate the operations of the acquired companies. There can be no assurance the Company's management team will effectively be able to oversee the combined entity and implement the Company's operating and growth strategies. No assurance can be given the Company will be able to successfully integrate any future acquisitions without substantial cost, delays or other problems. The cost of integration could have an adverse effect on short-term operating results. Such costs could include severance payments to employees of such acquired companies, restructuring charges associated with the acquisitions and expenses associated with the change of control.

There can be no assurance the Company will be able to execute successfully its consolidation strategy or anticipate all of the changing demands that successive consolidation transactions will impose on its management personnel, operational and management information systems and financial systems. The integration of newly acquired companies may also lead to diversion of management attention from other ongoing business concerns. In addition, there can be no assurance the rapid pace of acquisitions will not adversely affect the Company's efforts to integrate acquisitions and manage those acquisitions profitably. Any or all of these factors could have a material adverse effect on the Company's business, financial condition or results of operations.

Risks Related to Acquisition Financing; Leverage
------------------------------------------------

The Company is currently planning to obtain additional financing. If the Company is successful in obtaining this financing and other financing related specifically to acquisitions (of which there is no assurance) the Company plans to use a significant portion of its resources to pursue its business strategy for growth. The timing, size and success of the Company's acquisition efforts and any associated capital commitments cannot be readily predicted. The Company currently intends to finance future acquisitions by using shares of its Common Stock, cash, borrowed funds, including the issuance of promissory notes to the sellers of the companies to be acquired, or a combination thereof. If the Common Stock does not maintain a sufficient market value, or if potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to use more of its cash resources or more borrowed funds, in each case if available, in order to initiate and maintain its acquisition program. The Company may also use preferred stock in connection with acquisitions. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financing. There can be no assurance that the Company will he able to obtain any additional financing that it may need for its acquisition program on terms that the Company deems acceptable.

The Company may borrow money to consummate future acquisitions or assume or refinance the indebtedness of acquired companies if the Company's management deems it beneficial to the Company. The Company anticipates it will need to borrow substantial funds to complete additional acquisitions, the availability of which is not assured. Among the possible adverse effects of borrowings are:
(i) if the Company's operating revenues after the acquisitions are insufficient to pay debt service, there would be a risk of default and foreclosure on the Company's assets; (ii) if a loan agreement contains covenants requiring the maintenance of certain financial ratios or reserves, and any such covenant were breached without a waiver or re-negotiation of the terms of the covenant, then the lender could have the right to accelerate the payment of the indebtedness even if the Company has made all principal and interest payments when due; (iii) if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the "balloon" payment could not be refinanced at maturity on acceptable terms, the Company might be required to seek additional financing and, to the extent additional financing is not available on acceptable terms, to liquidate its assets; and (iv) if the interest rate of a loan is variable, the Company would be subject to interest rate fluctuations which could increase the Company's debt service obligations.

Consideration for Operating Companies May Substantially Exceed Asset Value
--------------------------------------------------------------------------

The purchase prices of the Company's acquisitions will not be established by independent appraisals, but generally through arm's length negotiations between the Company's management and representatives of such companies. The consideration paid for each such company will be based primarily on the value of such company as a going concern and not on the value of the acquired assets. Valuations of these companies determined solely by appraisals of the acquired assets are likely to be substantially less than the consideration paid for the companies. No assurance can be given the future performance of such companies will be commensurate with the consideration paid. Moreover, the Company expects to incur significant amortization charges resulting from consideration paid in excess of the fair value of the net assets of the companies acquired in business combinations accounted for under the purchase method of accounting.

Material Amount of Intangible Assets
------------------------------------

It is likely that a substantial portion of the Company's total assets subsequent to the acquisitions will be goodwill. Goodwill is an intangible asset representing the difference between the aggregate purchase price for the assets acquired and the amount of such purchase price allocated to such assets for purposes of the balance sheet. It is expected any acquisitions completed by the Company would involve amortization of goodwill over long-term periods with the amount amortized in a particular period constituting an expense reducing the Company's net income for that period. Generally, the Company may amortize goodwill over a 15-year period for income tax purposes. Under accounting rules, the Company is required to periodically evaluate if goodwill has been impaired by reviewing the cash flows of acquired companies and comparing such amounts with the carrying value of the associated goodwill. If goodwill is impaired, the Company would be required to write down goodwill and incur a related charge to its income. A reduction in net income resulting from the amortization or write down of goodwill could have an adverse impact upon the market price of the Common Stock.

Hart-Scott-Rodino Requirements
------------------------------

The Company's acquisition strategy may be subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which could adversely affect the pace of the Company's acquisitions. In addition, acquisitions of businesses in regulated industries would subject the Company to regulatory requirements, which could limit the Company's flexibility in growing and operating its businesses.

Tax Considerations
------------------

As a general rule, federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. The Company will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure the business combination so as to achieve the most favorable tax treatment to the Company, the acquisition candidate and their respective stockholders. There can be no assurance, however, the Internal Revenue Service (the "IRS") or appropriate state tax authorities will ultimately assent to the Company's tax treatment of a consummated business combination. To the extent the IRS or state tax authorities ultimately prevail in re-characterizing the tax treatment of a business combination, there may be adverse tax consequences to the Company, the acquisition candidate and their respective stockholders.

Competition for Acquisitions
----------------------------

The Company expects to encounter substantial competition in making acquisitions from other companies with objectives similar to the Company, as well as, from companies engaged in other acquisition type activities. Many companies have acquisition strategies similar to CommWorld in the telecommunications industry, including companies, which are attempting to effect consolidations concurrent with conducting an initial public offering of securities. Consequently, the Company may expect stiff competition in attracting acquisition candidates and the price to be paid for such candidates may be higher than the price which would be paid in a less competitive environment.

Even if the Company is successful in obtaining additional financing and completing several acquisitions, it is likely certain of its competitors will be substantially larger than the Company and have greater financial resources.

Volatility of Stock Price
-------------------------

There are a substantial number of shares of the Common Stock which were issued recently and constitute "restricted securities" as that term is defined under the Securities Act of 1933, as amended. The sale of these shares into the public markets could have a depressive effect on the price of the Common Stock. See Item 8. There has been significant volatility in the market price for the Company's Common Stock. The Common Stock is currently traded on the Electronic Bulletin Board, which may discourage investor interest in trading the Common Stock. On September 14, 1999, the closing bid price of the Company's Common Stock was $1.34 per share. There can be no assurance the price of the Common Stock will remain at or exceed current levels. Factors such as announcements relating to the Company's operations, acquisitions, new products and services, prices and costs of products, sales of products, new technology offered by the Company's competitors, government regulation or other matters may have a significant impact on the market price of the Company's securities. Moreover, trading in the Company's Common Stock is limited and sporadic, which may contribute to volatility of the market price.

Regulation Of Trading In Low-Priced Securities May Discourage Investor Interest
-------------------------------------------------------------------------------

Trading in the Company's Common Stock is subject to the "penny stock" rules of the Securities and Exchange Commission (the "SEC"). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company believes the penny stock rules may discourage investor interest in, and limit the marketability of, the Common Stock of the Company.

 Preferred Shares Available For Issuance; Current Acquisitions and Financing
----------------------------------------------------------------------------
Plans
-----

The Company has 3,000,000 shares of preferred stock authorized. There are currently 371,545 shares of Series C Preferred Stock outstanding, which were issued in connection with the acquisition of the Company's subsidiaries. The Company has also issued 169,818 shares of Series F Preferred Stock in connection with the conversion of notes issued in connection with certain acquisitions and issued 45,000 shares of Series F Preferred Stock for cash. Shares of preferred stock may be issued by the Company in the future without shareholder approval and upon such terms as the Board of Directors may determine.

The rights of the holders of Common Stock will be subject to and may be affected adversely by the rights of holders of any preferred stock that may be issued in the future. The availability of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging a third party from acquiring control of the Common Stock of the Company. The Company presently has no definitive arrangements for any acquisitions, and there can be no assurance the Company will be successful in obtaining additional financing or completing any acquisitions. Moreover, the terms of any such financing and/or acquisition may not be beneficial to the Company.

Item  2.  Management's Discussion and Analysis or Plan of Operations
          ----------------------------------------------------------

Results of Operations

For the Quarter Ended July 31, 1999
-----------------------------------

For the three month period ended July 31, 1999, the Company reported a net loss of $111,000, as compared to a net loss of $311,000 for the comparable period ended July 31, 1998. Total revenue for the quarter ended July 31, 1999 was $3,501,000 compared to total revenue of $2,896,000 for the quarter ended July 31, 1998.
Company Owned Segment

Revenue from company owned operations for the quarter ended July 31, 1999 was $2,104,000 compared to revenue of $1,485,000 for the quarter ended July 31, 1998. The increase in revenue of $620,000 is the result of higher revenue being generated in the area of direct equipment sales and service. The Company's national account sales for the current quarter were approximately $851,000 compared to $759,000 for the comparable quarter of the prior year. Three of the company owned operations that were included in the First quarter of fiscal year 1999 were sold during fiscal 1999 and two new company owned operations were acquired. This change of composition of company owned operations had a direct effect on the change from First quarter fiscal 2000 versus First quarter fiscal 1999 direct equipment sales and service. Sales by company owned operations to non national account customers for the current quarter were $1,252,000 compared to $726,000 for the comparable quarter of the prior year. The margin realized on direct equipment sales and service has decreased from 38.6% in the first quarter of last year to 36.9% in the current quarter. The decrease in margin was the result of a 2.5% increase in outside labor costs used to service the national account customers and a 2.3% decreased margin in the company owned operations resulting from lower labor rates charged on large service accounts. The decrease in margin percentage accounted for approximately $36,000 of decrease in gross margin dollars.

Selling expenses increased by $107,000 from the comparable prior year quarter. This increase was due to increased commissions on higher sales volume and a larger sales force in company owned operations.

Franchise Segment

Franchise equipment sales for the quarter ended July 31, 1999 were flat compared to the same quarter of the prior year. The gross margin percentage realized on these sales for the current quarter was 8.6% compared to a margin of 13.4% in the prior year. The decrease in margin was primarily due to a change in the mix of royalty percentages among the franchisees with fewer franchisee's purchasing more product at a lower royalty percentage. Royalty rates have been reviewed for all franchisee's to insure that they are being charged the appropriate rate for their purchase volume.

Employees

At July 31, 1999, the Company had 88 employees. The number of employees may change, depending upon the Company's acquisition activity. The Company does not otherwise expect any significant changes in the number of employees.

For the Year Ended April 30, 1999
---------------------------------

During the year ended April 30, 1999 ("fiscal 1999") the Company completed its merger with IAC and focused on raising funds to implement IAC's acquisition strategy, as well as focusing on improving the performance of the operating units. Total revenue was $9,150,000 and $10,245,000 for fiscal 1999 and the year ended April 30, 1998 ("fiscal 1998"), respectively. The Company reported a net loss of $1,780,000 for fiscal 1999 as compared to a net loss of $1,091,000 for fiscal 1998. The increase of $689,000 in the net loss compared to the prior year is largely attributable to a decrease in revenue from direct equipment sales and also a decrease in the margin realized on those sales. The gross margin from direct equipment sales was $933,000 lower than in the prior year. The Company expects that it will continue to incur margin pressure in connection with its direct equipment sales and services to large multi site customers. The decrease in gross margin from direct equipment sales was partially offset by a lower provision for bad debts of $203,000, reduced amortization of intangibles of $70,000 and reduced interest expense of $160,000. Inventory turnover in fiscal 1999 was 13.6 times as compared to 9.2 times in fiscal 1998. The improvement is the result of management's efforts to reduce inventory levels to the minimum required to support customers. Receivables turnover in fiscal 1999 was 5.4 times as compared to 4.8 in fiscal 1998. The improvement is the result of management's efforts to expedite realization of receivables. General and administrative expenses were higher by about $181,000 related to personnel costs associated with the IAC merger and officer severance compensation related to two executive officers who are no longer with the Company. The Company is attempting to improve its overall results by continuing cost control measures and efforts to increase revenues. The Company is continuing to pursue acquisition candidates in markets where the Company has existing operations.
The Company believes this will allow greater economies of scale to increase labor efficiency, and should act to reduce general and administrative expenses as a percentage of gross revenue. The company does not have any agreements to make any acquisitions and has no material commitments for capital expenditures.

The Company's merger with IAC, a development stage company which was formed to acquire interconnect telephony businesses, was completed in October 1998. Prior to the merger, IAC's business operations consisted principally of formulating a business plan, organizing a management team, investigating potential acquisition candidates, and entering into letters of intent to acquire five businesses. Due to the lack of tangible assets involved in the operation of IAC, the merger was accounted for using the par value of the preferred stock initially issued to IAC in the amount of $1,000.

Subsequent to the merger with IAC, the Company completed two acquisitions, CRI and CommWorld of Denver. The Company paid CRI $77,750 in cash and a note payable in the amount of $25,000, which was paid during the quarter ended July 31, 1999. The value of the customer base has been recorded as an intangible asset and is being amortized over five years. In the CommWorld of Denver acquisition, the Company acquired inventory of approximately $70,000 and fixed assets with a net book value of approximately $45,000. The Company paid $550,000 in cash and issued convertible notes payable in the aggregate amount of $700,000. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired based on their estimated fair values as of the date of the acquisition. The excess of the consideration paid over the fair value of net assets acquired of approximately $1,135,000 was recorded as goodwill and is being amortized on a straight line basis over 20 years.

During the quarter ended January 31, 1999, the Company sold its company owned operations in Alexandria, Virginia and Phoenix and Tucson, Arizona. The divisions were sold to the original owners of those operations primarily for the return of preferred stock that was issued in connection with the acquisitions. The Company and the original owners determined to cancel the preferred stock as a result of arm's-length negotiations. The Company and those persons believed the cancellation of preferred stock would be in both parties' best interests as the preferred stock was issued in connection with the initial acquisition and those persons would no longer be involved in the Company's operations. Although the strategic business plan for the Company is to grow through acquisitions, these particular operations did not meet the criteria for new acquisitions because of their relative size or their geographic location. On a cumulative basis, these operations reported a net loss of $33,000 and $289,000 for the fiscal years ended April 30, 1999 and 1998, respectively. A loss on the sale of these operations of $396,000 was also reported for fiscal 1999.





Selling expenses in fiscal 1999 were $404,000 or 4.4% of gross revenue compared to $418,000 or 4.1% of gross revenue for fiscal 1998.

General and administrative expenses for fiscal 1999 were $2,588,000 compared to $2,407,000 for the previous year, an increase of $181,000. There are numerous components of general and administrative expense that comprise the change from year to year. The significant components that decreased during fiscal 1999 are
(1) depreciation expense decreased $136,000 due to a significant portion of the Company's fixed assets which were fully depreciated at April 30,1998, (2) charges for outside services and professional fees decreased $97,000 because fiscal 1998 expense included significant charges, including the services of an investment banker, associated with an attempted acquisition, and (3) travel and entertainment expenses decreased $41,000 as management curtailed any nonessential travel. The significant components of general and administrative expense that increased from the prior year are (1) payroll costs increased by approximately $110,000 as a result of new personnel associated with the merger with IAC, (2) in connection with the merger with IAC, the Company effected certain management changes; officer severance compensation of $138,500 is included in general and administrative expense for the current year, (3) office rent increased by $49,000 due to lease renewals, as well as, a broker commission of approximately $32,000 related to the subleasing of the Company's office space in Englewood, Colorado, and (4) general and administrative expenses of the two new acquisitions for the period that they were owned totaled $61,000. Other changes were not individually significant.

Interest expense and loan fees for fiscal 1999 were $254,000 compared to $414,000 in fiscal 1998. The significant decrease results from the lower gross revenue of the Company resulting in lower accounts receivable and therefore lower outstanding balances on the Company's collaterallized line of credit. Also, for a period of approximately 4 months, the Company had excess cash balances related to its equity fundraising. These balances were later disbursed in connection with the two acquisitions completed in the fourth quarter of fiscal 1999.

The provision for bad debts for fiscal 1999 was $47,000 compared to $250,000 in the prior year. The provision in fiscal 1999 is representative of the normal experience for bad debts for the Company. The provision in the prior year reflected substantial additions to cover older stale accounts and certain notes receivable.

Company Owned Segment


Revenue from direct equipment and service sales for fiscal 1999 decreased $1,210,000 or 25.7% from the previous year. The gross margin percentage realized on this revenue was 33.7% for fiscal 1999 compared to 44.8% for the previous year. The combination of lower revenue and decreased gross margin percentage resulted in gross margin from this source of revenue being $933,000 lower than in the previous year. The lower gross revenue accounted for approximately $543,000 of the decrease in gross margin and the lower gross margin percentage accounted for $390,000 of the decrease. For both fiscal 1999 and fiscal 1998, substantially all of the revenue from direct equipment sales and service represent the operations of the Company's national account subsidiary. During fiscal 1999, this subsidiary experienced a decrease of approximately 50% in the average size of its individual invoice to its major customer. The decrease relates to the size of new telephone system installation for this customer. The most significant contributing factor to the decreased gross margin percentage is the increased cost of outside labor used to service the national account customers. Also contributing to the decreased margin percentage is competition, which keeps the Company from passing through all of its increased costs to the national account customers. Although the Company is making efforts to improve margins, there can be no assurance that the Company's efforts will be successful. The Company believes relations with its major customer are good and the Company is working on several projects. However, the loss of significant revenues from this customer or continued poor margins would likely have a material adverse impact on the Company.


Franchise Segment

Franchise equipment sales increased $202,000 or 3.9% compared to the prior year. The gross margin percentage realized on this revenue was relatively constant at 11.2% for fiscal 1999 and 10.9% for fiscal 1998.

Royalty fees represent a cost up charge to certain of the Company's franchises that purchase product directly from the manufacturer. These fees were $32,000 or 14% lower in fiscal 1999 than in the previous year. The decrease is reflective of a decrease in purchase volumes by these franchises. Initial franchise fees for fiscal 1999 were $36,000 compared to $12,500 for the previous year. The initial fee was lowered in the current year and eleven new franchises were added to the network. Only one new franchise was added in fiscal 1998. Other revenue sources for fiscal 1999 were $55,000 compared to $134,000 in the previous year. In fiscal 1998, the Company received approximately $60,000 in fee revenue from a leasing program that it maintained; however, there were also general and administrative expenses of approximately $50,000 associated with this program. The program was not continued in fiscal 1999 and therefore, other revenue and certain expenses were lower.




For the Year Ended April 30, 1998
---------------------------------

The Company reported a net loss of $1,091,000 for fiscal 1998 as compared to net income of $83,000 for the year ended April 30, 1997 ("fiscal 1997"). The change in net income to loss of $1,174,000 is largely attributable to a decrease in margins realized on equipment sales to franchises, a decrease in margins realized on direct equipment sales and service, an increase in general and administrative expenses of $175,000, an increase in interest expense of $84,000, and an increase in provision for bad debts of $87,000. The Company recognized $400,000 of income tax credit for fiscal 1998 related to its net operating loss carryforward compared to $385,000 of tax credit recognized for the prior year. Additionally, the Company recorded a loss of $400,000 related to the discontinued operations of its Seattle subsidiary. This loss is net of tax credits of $260,000.

Effective October 31, 1997, the Company closed its Seattle subsidiary. The subsidiary incurred substantial operating losses and management determined the resources necessary to invest in the operation to return it to profitability were not available. The operating losses of the Seattle subsidiary for fiscal 1998 were $168,000 compared to an operating loss of $171,000 for fiscal 1997. The estimated loss on the disposal of the discontinued operations of $400,000 (net of income tax benefit of $260,000) represents the estimated loss on the disposal of the assets of the subsidiary, write off of the remaining intangible assets of $209,000, and a provision of $100,000 for expenses expected to be incurred subsequent to October 31, 1997.




Other revenue sources for fiscal 1998 were $147,000 compared to $165,000 for the previous year. Initial franchise fees for fiscal 1998 were $22,000 lower than in the previous year. Only one new franchise was added during fiscal 1998.

Selling expenses in fiscal 1998 of $742,000 were 5.6% of gross revenue compared to selling expenses in fiscal 1997 of $759,000 or 5.5% of gross revenues. The decrease in expense is directly related to the decrease in gross revenues.

General and administrative expenses for fiscal 1998 were $3,264,000 compared to $3,089,000 for the previous year or a decrease of $682,000. Although management continues to assess these expenses and take action to reduce them when necessary and appropriate, there were some obligations incurred in fiscal 1998 that were not comparable to prior years. The Company actively pursued the acquisition of a significant company in the interconnect industry. In connection with this attempted acquisition, the services of a new investment banker were secured along with significant outside legal advice. Costs for outside services and professional fees were $245,000 higher in fiscal 1998 than in the previous year. A portion of the fees accrued for the services of the investment banker were paid in fiscal 1999 by the issuance of 25,000 shares of Common Stock. This obligation was valued at approximately $58,000. Partially offsetting the increase in the costs of outside services and professional fees was a decrease in the current year in salaries and employee benefits of $91,000 compared to the previous year. This reduction is primarily due to attrition and management choosing not to replace certain positions.

Interest expense and loan fees for fiscal 1998 of $421,000 increased $84,000 from the previous year. Approximately $75,000 of the increase is related to costs incurred in securing financing for the acquisition that was not completed. These commitment fees were expensed at the time that it was determined that the acquisition would not close.

Company Owned Segment

Revenue from direct equipment and service sales for fiscal 1998 decreased $111,000 or 1.4% from the previous year. The gross margin percentage realized on this revenue was 40.5% for fiscal 1998 compared to 43.4% for the previous year. The decrease in margins resulted in a decrease of $224,000 in gross margins realized by the Company. The most significant contributing factor to the decreased margin is the increased cost of outside labor used to service the national account customers. The Company was not able in fiscal 1998 to pass those increases on to its customers. Also contributing to the decrease in margin were several larger and more complex installations in the southwest that required additional time to complete. The margins realized on these installations were well below average margins for the operation. Management has also restructured the operations in the southwest and will concentrate on traditional sources of revenue where margins are more predictable.

Franchise Segment

Franchise equipment sales decreased $329,000 or 6% for fiscal 1998. The decrease in revenue is reflective of a net decrease of 4 franchises in the past fiscal year and an overall decrease in the purchasing volume of several franchises. The gross margin percentage realized on this revenue was 10% during fiscal 1998 compared to 13.1% for the previous year. The Company for the last three years has recorded a charge to the cost of franchise equipment sales on a monthly basis to allow for obsolescence in its inventory. In the fourth quarter of fiscal 1998, the overall obsolescence of the inventory was reviewed and an additional charge of $195,000 was recorded. This additional charge accounts for the decrease in the gross margins on this revenue for fiscal 1998.


Liquidity and Capital Resources
-------------------------------

The Company has continually suffered from a lack of working capital and liquidity as a result of its operating losses. The Company had an accumulated deficit at July 31, 1999 of $7.4 million and negative working capital of $1,552,000. Over the past two fiscal years the Company sold equity securities realizing net proceeds of $2,838,000, which has allowed the Company to continue to operate. A significant portion of this financing consisted of 13,807.5 shares of Series H Preferred Stock. The terms of the Series H Preferred Stock provided for automatic conversion to common stock upon shareholder approval of an increase in the number of authorized shares of common stock. This approval was obtained in March 1999 and all of the shares of Series H Preferred Stock were converted into shares of common stock. The Company issued 1,000 shares of Series I Preferred Stock to the former shareholders of IAC which contain the same provision for conversion as the Series H Preferred Stock and which shares were also converted into common stock upon obtaining shareholder approval of an increase in authorized common stock in March 1999. Significant non-operating obligations of the Company in the current year include the installment note payable to TAIS in the amount of $376,000 ("Note") and notes payable to the sellers of CommWorld of Denver in the amount of $700,000. TAIS has agreed to defer payments on the note for a period of four months (June through September
1999) and receive a reduced payment of $10,000 in October 1999 and $20,000 in November 1999. The seller notes are convertible into equity of the Company at the holders' option. In addition, there are accumulated dividends of $186,552 at July 31, 1999 attributable to the outstanding preferred stock of the Company. Significant additional funds will need to be raised in order to complete other acquisitions and accomplish the strategic goal of the Company. There can be no assurances the Company will be successful in raising additional funds.

In addition to the sale of equity securities in the past two fiscal years, management has taken the following actions to improve its liquidity and capitalization:

(A) In October 1996, the Company re-negotiated and renewed its accounts receivable financing agreement with its lender for a three year term. Pursuant to the new agreement, the Company may be extended credit of up to $2,000,000 based upon its outstanding accounts receivable, at an interest rate of 5.0% in excess of the prime rate. The agreement is subject to termination upon 30 days notice by either party. Advances under the line of credit are limited to 75% of eligible receivables, as defined. The outstanding amount is reduced by accounts receivable collections and increased periodically by advances supported by new receivables and collection activity. The outstanding balances under this line of credit were $718,000, $497,000 and $1,120,000 at July 31, 1999, April 30, 1999 and
    1998, respectively. The agreement is subject to annual renewal in October 1999. The Company has been informed that there have been personnel changes in the lender's operations, and it is unclear whether the lender will choose to renew the financing arrangement. A representative of the lender has assured the Company that if the arrangement is not renewed, it will be extended for a reasonable time to allow the Company to obtain another financing source. The amount of credit available under the financing arrangement at July 31, 1999, was $545,655. The Company does not have any other sources of credit beyond normal trade credit.

(B) Effective December 22, 1995, the Company negotiated with TAIS, its major supplier and unsecured creditor, to transfer $1,531,000 of current trade accounts payable and a short-term note payable to a long-term note payable and to increase the current credit facility by $400,000. This allowed the Company to meet its immediate obligations, provided a short-term increase in cash flow, and increased working capital by the long-term portion of the Note, approximately $1,260,000. The credit facility is currently at $1 million and is fully drawn. The Note balance has been paid down to $376,000. TAIS has also agreed to treat the note as non-interest bearing.

    Pursuant to the Note, the Company is required to make 60 equal installments of $29,598, including interest at 6% per annum, which began in February 1996. In addition to the monthly installments, the Company is required to make prepayments of principal of at least $10,000 per month if the monthly net operating cash flow of the Company, defined as pre-tax income plus depreciation and amortization, exceeds $75,000 for three consecutive months. Thereafter, 60% of each additional $5,000 of monthly net operating cash flow in excess of $75,000 must be paid. The Company is also required to use a portion of the net proceeds from any offering of its stock or debt securities to make a principal prepayment. The prepayment will be equal to a percentage of the net proceeds in excess of $350,000 as follows: 40% of net proceeds between $350,000 and $1 million and 50% of net proceeds between $1 million and $2 million, but not to exceed the remaining principal balance of the Note. This provision of the Note was waived during fiscal 1999 as it related to the private placement of the equity units described above. The remaining principal balance of this Note at July 31, 1999 is $348,048. The Company has negotiated with TAIS to defer principal payments on the Note for the months of June through September 1999 and to make reduced principal payments in October and November. The former president of the Company personally guaranteed the Note. The Company has indemnified the former president relative to this guarantee. The Company does not currently have any material capital commitments as it has no definitive arrangements for the acquisition of any company.

Based on the sale of equity securities in the past two fiscal years and the credit extended to the Company by its major supplier, management believes it has sufficient financial resources to meet its short-term working capital needs. The availability of credit under the existing accounts receivable financing agreement is also necessary for the Company to meet its obligations. However, there can be no assurance the Company will be able to successfully implement its acquisition plans and thereby increase revenue, improve gross profit margins and contain general and administrative expenses. The successful completion of the acquisition plan, including the raising of additional new equity, is necessary for the Company to finance its operations over the longer term.

Year 2000 Issue
---------------

Based on an assessment in the current fiscal year, the Company determined it needed to modify or replace its operating computer system, including both hardware and software, in order for the system to properly utilize dates beyond December 31, 1999. The Company selected a new operating system in October 1998 and secured the hardware and software in November. The cost of the new system approximates $100,000 of which $72,000 has been placed on a capital lease with a three year term. The system conversion from the old software to the new was started in December 1998 and has now been completed. All of the Company's operating units, except for the most recently acquired operating unit,

CommWorld of Denver, are utilizing the new system which is Year 2000 compliant. CommWorld of Denver will be fully utilizing the new system by September 30, 1999. The Company does not believe that it will incur any additional material costs for Year 2000 remediation.

The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issue. The Company's major suppliers have indicated that their systems are Year 2000 compliant. However, the Company does not have any control over these or other third parties with whom the Company does business and, therefore, the Company can not currently determine to what extent future operating results may be adversely affected by the failure of third parties to successfully address their Year 2000 Issue. The Company does not have a formal contingency plan for potential Year 2000 disruptions. The Company does not currently intend to create a plan inasmuch as any such disruptions would be the result of problems external to the Company over which the Company would have no practical control or cost effective means to avert. As a worst case scenario, the Company would expect a short term interruption of the delivery by suppliers of important goods or services or of necessary energy, telecommunications and transportation needs critical to the distribution and sale of the Company's products, the electrical power and other utilities to sustain operations, or reliable means of obtaining supplies and transporting products to customers. Should any interruption extend beyond a few days, it could have a material adverse effect on the results of operations, liquidity and financial condition of the Company. The Company has determined it has no exposure to contingencies related to the Year 2000 Issue for the products it has sold.

Item  3.   Description of Property
           -----------------------

The Company leases (i) 5,310 square feet of office and warehouse space in Englewood, Colorado, which is used for its corporate headquarters, for approximately $4,100 per month under a lease which expires in March, 2000, (ii) 6,000 square feet of office and warehouse space in Fort Collins, Colorado under a lease which expires in November, 2001 for approximately $4,800 per month,
(iii) 5,870 square feet of office space in Dallas, Texas under a lease which expires in May, 2001 for approximately $4,400 per month, (iv) 3,000 square feet of office space in Englewood, Colorado under a lease which expires in November, 2003 for approximately $4,600 per month, and (v) approximately 7,700 square feet of space in Englewood, Colorado for approximately $14,100 per month pursuant to a lease, which expires in July, 2003. The Company subleased this space in January 1999, on a recourse basis for the remainder of the lease term on substantially the same terms as the original lease.

Item 4.  Security Ownership of Certain Beneficial Owners and Management
         --------------------------------------------------------------

The following table sets forth the persons known to the Company to own beneficially more than five percent of the outstanding Common Stock on September 14, 1999 and information as of September 14, 1999 with respect to the ownership of equity by each director of the Company and by all officers and directors as a group.

Certain Beneficial Owners
-------------------------

          Name  &  Address  of                                                 Shares Beneficially
            Beneficial  Owner                      Title of Class                   Owned (1)                Percent
            -----------------                      --------------                   ---------                -------

Samuel D. Addoms (2)                       Common Stock                                        44,625                  .5%
1900 Fairfax Street
Denver, Colorado  80220

Lionel Brown (3)                           Common Stock                                       737,000                 7.9%
7315 S. Revere Parkway, Suite 602
Englewood, Colorado 80112

James M. Ciccarelli (3)                    Common Stock                                     1,163,000               12.5%
7315 S. Revere Parkway, Suite 602
Englewood, Colorado 80112

Steven M. Bathgate (4)                     Common Stock                                       968,582               10.4%
5350 S. Roslyn, Suite 380
Englewood, Colorado  80111

James M. Corboy (2)                        Common Stock                                        67,000                 .8%
6530 S. Yosemite St.
Englewood, Colorado 80111

Eugene C. McColley (4)                     Common Stock                                       528,198                5.7%
5350 S. Roslyn, Suite 380
Englewood, Colorado  80111

Officers and Directors as                  Common Stock                                     2,429,125               26.1%
a Group (6 persons)(2)(5)

(1) Beneficial ownership results in each case from the possession of sole or shared voting and investment power with respect to the shares.

(2) The number of shares set forth opposite the name of Samuel D. Addoms includes options to purchase 44,000 shares. The number of shares set forth opposite the name of James M. Corboy includes options to purchase 41,000 shares. The number of shares set forth opposite the officers and directors as a group includes the aforementioned options to Messrs. Addoms and Corboy.

(3) The number of shares set forth opposite the name of James M. Ciccarelli includes options to purchase 125,000 shares. The number of shares set forth opposite the name of Lionel Brown includes options to purchase 89,000 shares.

(4) The shares set forth opposite the names of Steven M. Bathgate and Eugene C. McColley include warrants to purchase 353,265 and 207,115 shares, respectively. Also included are 66,667 shares and 33,333 shares which underlie convertible notes in the principal amounts of $100,000 and $50,000 payable to Mr. Bathgate and Mr. McColley, respectively. Messrs. Bathgate and McColley are principals of Bathgate McColley Capital Group, LLC. See
     Item 7.

(5) The number of shares set forth opposite the officers and directors as a group includes the aforementioned options to Messrs. Ciccarelli and Brown, as well as, options to purchase 20,000 shares for Mr. Bennett and 27,500 shares for Mr. Welch

Item  5.  Directors, Executive  Officers, Promoters and Control Persons;
          --------------------------------------------------------------
          Compliance with Section 16(a) of the Exchange Act
          -------------------------------------------------

The directors and executive officers of the Company are as follows:

Name                     Position
----                     --------

Samuel D. Addoms         Director

James M. Corboy          Director

James M. Ciccarelli      Chief Executive Officer and Chairman of the Board of
                         Directors

Lionel Brown             President and Director

Mark Bennett             Executive Vice President

David E. Welch           Vice President, Secretary and Treasurer

Samuel D. Addoms - Age 59.  Mr. Addoms has been a director of the Company since
----------------
October, 1992. From November, 1993 to January, 1995 he served as the Executive Vice President of Frontier Airlines, Inc., and has served as President from January, 1995 to present. He has also served as a Director of Frontier Airlines, Inc., from November, 1993 to present. From February, 1996 to present, he has been an Independent General Partner and a Director of Boettcher Venture Capital Partners. Mr. Addoms received a BA degree from Wesleyan University.

James M. Corboy - Age 58.  Mr. Corboy is a general partner in the investment
---------------
banking firm of Corboy and Jerde, LLC. Mr. Corboy served as President of Century Capital Group, Inc., investment bankers, and its predecessor, SKB Corby, Inc. from 1995 to 1998. From 1988 to 1995 he was the general partner of Corboy and Company, LP. Mr. Corboy received a BA degree from Allegheny College and an MBA Degree from the University of Colorado.

James M. Ciccarelli - Age 47.  Mr. Ciccarelli has served as Chief Executive
-------------------
Officer of the Company since July 1, 1998. He has served as President and CEO of IAC from its founding in 1997 until its merger with the Company. He has served as a director of Birner Dental Management Services, Inc., since 1995. He also serves as a director for Wireless Telcom, Inc. and has served in that capacity since 1993. From 1990 to 1993, Mr. Ciccarelli was the Vice President of Intelligent Electronics and the President and CEO of its Reseller Network Division from 1987 to 1989. From 1988 to 1990, he was President of Connecting Point of America.

Lionel Brown - Age 51. Mr. Brown has served as President of the Company since
------------
October 1998. He has served as Secretary and Chief Operations Officer of IAC from its founding in 1997 until its merger with the Company. From 1996 to 1997, he served as the Chief Information Officer of the Reseller Network Division and XL Source, two operating divisions of Intelligent Electronics, Inc. From 1993 to 1995, he served as the Vice President of Operations and Information Systems for Wireless Telcom, Inc. From 1989 to 1993, he held the position of Vice President of Operations and Information Systems for the Reseller Network Division of Intelligent Electronics, Inc.

Mark W. Bennett - Age 43.  Mr. Bennett joined CommWorld in September 1998 as
---------------
Executive Vice President of Marketing and Franchise Development. From 1997 to 1998, he served as President and CEO of Communication Expo, a telecommunications company located in Dallas, Texas. From 1994 to 1997, he was a partner in the firm Rohner & Associates, a channels consulting firm located in Los Gatos, California. From 1998 to 1994, he served as the President of ISG, a division of Intelligent Electronics, Inc., a computer reseller and franchisor of retail computer stores located in Denver, Colorado.

David E. Welch - Age 52.  Mr. Welch joined CommWorld in February 1999.  In July,
--------------
1999 he became Vice President and Chief Financial Officer, Secretary and Treasurer. During 1998 he served as Chief Information Officer for Language Management International, Inc., a multinational translation firm located in Denver, Colorado. From 1996 to 1997, he was Director of Information Systems for Micromedex, Inc., an electronic publishing firm, located in Denver, Colorado. From 1989 to 1996, he served as Director of Information Systems, for the Reseller Division of Intelligent Electronics, Inc.

Each of the directors was elected to serve until the next annual meeting of shareholders and until their successors have been elected and have qualified. There are no family relationships between any director or executive officer of the Company.

Item  6.   Executive  Compensation
           -----------------------

The following table sets forth information concerning all compensation paid by the Company and options granted by the Company to the Chief Executive Officer of the Company and to each officer who earned more than $100,000, during the years ended April 30, 1999 and 1998.

                                                                         Long-term  Compensation
                                                                      -----------------------------
                                          Annual Compensation                 Awards        Payouts
                                  ----------------------------------  --------------------  -------
                                                         Other        Restricted
Name and                                                Annual         Stock      Options/   LTIP     All Other
Principal Position (1)      Year  Salary $   Bonus  Compensation (2)    Awards      SARs    Payouts  Compensation
--------------------------  ----  --------   -----  ----------------  ----------  --------  -------  ------------
James M. Ciccarelli, CEO    1999     65,600   -0-         -0-             -0-       -0-       -0-        -0-
Richard D. Olson, CEO       1999    102,000   -0-         -0-             -0-       -0-       -0-        -0-
Richard D. Olson, CEO       1998    102,000   -0-         -0-             -0-       -0-       -0-        -0-

(1) The Company pays health insurance premiums for its executive officers. The aggregate amount of such compensation is less than either $50,000 or 10% of the total of annual salary and bonus for the above executive officers, which includes automobile expense of approximately $4,000. Mr. Olson resigned as CEO effective June 30, 1998. The compensation listed for Mr. Olson for 1999 includes fees paid to him pursuant to a severance agreement whereby he provided consulting services to the Company.

                                       Option Grants in Last Fiscal Year
                            --------------------------------------------------
                                  Number of           Percent of Total
                            Securities Underlying     Options/SAR's
                                Options/SAR's       granted to employees       Exercise or       Expiration
Name                             Granted (#)           in fiscal year      or base price ($/sh)     Date
--------------------------  ----------------------  ---------------------  --------------------  ----------
James M. Ciccarelli, CEO           60,000                   15.3%                  $1.00         11/12/2001
James M. Ciccarelli, CEO           65,000                   16.6%                  $1.50         2/5/2002
Richard D. Olson, CEO             100,000                   25.5%                  $1.30         8/11/2001

401(k) Plan
-----------

On August 1, 1985, the Company established an Employees' Savings Plan (ESP) for all full-time employees who have at least twelve months of continuous service by August 1 of each plan year and who have attained the age of twenty-one. As amended, the Company may make matching contributions up to 50% of the participant's contribution (made via salary reduction arrangements) as described in the ESP. In addition, the Company may also make an annual contribution from its profits. The Company made no contribution to the ESP in 1999 or 1998.

Stock Option and Stock Appreciation Plans
-----------------------------------------

In fiscal 1998, the Company adopted the 1997 Stock Option Plan (the "97 Plan"), pursuant to which options to purchase up to 150,000 shares of Common Stock may be granted to employees and consultants of the Company. No options were granted. Additionally, the Plan provided for the specific grant of 135,000 options to certain key employees and consultants. Of these options, 115,000 were granted at $1.30 per share and 20,000 were granted at $1.50 per share, representing the market values on the respective dates of grant. The options are fully vested and exercisable and will expire in August 2001.

In fiscal 1999, the Company has also adopted the 1998 Stock Incentive Plan (the "98 Plan"), pursuant to which options to purchase up to 1,000,000 shares of common stock may be granted to employees and consultants of the Company. Options to purchase 310,250 shares have been granted. Of this amount, options to purchase 126,500 shares at $1 per share have been issued, including 119,500 to officers and directors, and will expire in November 2003 if not exercised. Options for 114,500 shares are fully vested and the other options vest in one-third installments over a three year period. Options to purchase 161,250 shares at $1.50 have been issued, including 136,000 to officers and directors, and will expire in February 2004 if not exercised. Options to purchase 22,500 shares of Common Stock, of which 20,000 shares are to an officer of the Company, at $1.30 have been issued, which will expire in March 2004, if not exercised. Options for 116,000 shares are fully vested and the other options vest in one-third installments over a three year period.

In fiscal 2000 the Company has issued Options under the 98 Plan for an additional 100,750 shares. Of this amount, options to purchase 15,000 shares at $1.25 have been issued and will expire in May of 2002 if not exercised. Options to purchase 85,750 shares at $1.06 have been issued, including 22,500 to officers, and will expire in August of 2002 if not exercised. All options vest in one-third installments over a three-year period.
All options under the 98 Plan were issued at the market value on the date of grant.

Compensation of Directors
-------------------------

In 1993, the Company adopted a Non-discretionary Stock Option Plan for non-employee directors pursuant to which options to purchase up to 20,000 shares of the Company's Common Stock may be granted to directors who are not employees of the Company. Options to purchase 8,000 shares of the Company's Common Stock are currently outstanding and exercisable at prices ranging from $.88 to $5.13 per share. The Plan expired in November 1997.

The exercise price for all outstanding options is the fair market value of the Common Stock on the respective grant dates. Each director was entitled to receive options to purchase 1,000 shares of Common Stock on November 1 of each year. The options are exercisable for five years from the date of grant.

In fiscal 1999, the Company adopted the 1999 Non-discretionary Stock Option Plan (the "99 Plan"), pursuant to which options to purchase up to 300,000 shares of common stock may be granted to non-employee directors of the Company. Options to purchase 10,000 shares have been granted to each of Samuel Addoms and James Corboy at $1.50 per share, the fair market value on the date of grant. These options will expire in February 2004. Options to purchase 10,000 shares will be granted to any person becoming a director who is not employed by the Company or any of its subsidiaries. In addition, each non-employee director will receive options to purchase 10,000 shares annually, commencing February 1, 2000 and ending February 1, 2004. If any option grant expires or terminates, all shares which were not issued under the option grant will become available for additional awards under the 1999 Plan.

The Company does not pay directors for meetings attended. During the year ended April 30, 1999, the Company held 12 meetings of the Board of Directors and took action at other times by written consent. Each director attended 75 percent or more of the meetings held during the period he served as a director.

Item  7.  Certain Relationships and Related Transactions
          ----------------------------------------------

Effective June 30, 1998, Richard Olson resigned as President and Chief Executive Officer and director of the Company. The Company retained the services of Olson as a consultant for six months thereafter at Olson's previous salary level of $8,500 per month. The Company also agreed to pay Olson $127,000 at the end of the consulting period, and Olson agreed to repay a $25,000 loan from the Company, which amounts are expected to be paid during 1999. All of Olson's stock options were canceled. The Company issued a Warrant to Olson entitling Olson to purchase up to 100,000 shares of Common Stock at an exercise price of $1.30 per share. The Warrants will expire on August 11, 2001. The Company agreed to indemnify Olson for personal guarantees he made of the Company's obligations to Toshiba America Information Systems ("TAIS"). In December 1995, the Company and TAIS agreed to transfer $1,530,950 of current trade accounts payable and a short-term note payable to a long-term note payable. The remaining principal balance of the note on July 31, 1999 was $348,048.

Effective July 1, 1998, James M. Ciccarelli became Chief Executive Officer of the Company. In November 1998, Lionel Brown became President of the Company. The Company currently pays each of them a monthly salary $5,000. If the Company's financial position improves, it is likely that the Company will enter into three year employment agreements with each of these executive at anticipated monthly salaries of $15,000 for Mr. Ciccarelli and $10,000 for Mr. Brown. Options have been granted to Messrs. Ciccarelli and Brown pursuant to the 1998 Stock Incentive Plan.

In September 1997 the Company entered into an agreement with Century Capital Group, Inc., for Century Capital to provide the Company with financial advisory and investment banking services. James M. Corboy, a director of the Company, was President of Century Capital. The Company agreed to pay Century Capital $1,000 per month and additional compensation if certain acquisitions were completed. In June, 1998, the Company entered into a new agreement with Century Capital, which superseded the September, 1997 agreement. Century Capital agreed to provide financial advisory services to the Company, including due diligence and a fairness opinion in connection with the Company's merger with IAC. The Company paid to Century Capital $32,930 during the period from September, 1997 through April 1999, including a $25,000 fee for a fairness opinion delivered to the Company in connection with the IAC merger.

In October 1998, the Company formed a subsidiary, IAC Acquisition Corporation, and completed a merger with IAC. The shareholders of IAC received an aggregate of 1,000 shares of the Company's Series I Preferred Stock, which were converted into an aggregate of 2,000,000 shares of Common Stock. Of the 1,000 shares issued, Mr. Ciccarelli received 500 shares and Mr. Brown received 312.5 shares. Messrs. Ciccarelli and Brown received these shares as former shareholders of IAC. Messrs. Ciccarelli and Brown were officers, directors, principal shareholders and founders of IAC. IAC was a development stage company formed to acquire interconnect telephony businesses. Prior to the merger, IAC had entered into letters of intent to acquire five such businesses. Of those five businesses, one (CommWorld of Denver), was subsequently acquired by the Company, and the Company is currently engaged in discussions regarding possible acquisition of two of those companies. There are no current discussions with the remaining two companies. Prior to the merger, IAC's business operations consisted principally of formulating a business plan, organizing a management team, investigating potential acquisition candidates, and entering into the letters of intent to acquire the five businesses. Due to the lack of tangible assets involved in the operations of IAC, the merger was accounted for using the par value of the Series I Preferred Stock of $1,000, which was initially issued to the former shareholders of IAC. The 1,000 shares of the Series I Preferred Stock were converted into an aggregate of 2,000,000 shares of common stock. The Company's Board of Directors engaged Century Capital Group, Inc. to provide a fairness opinion. In arriving at its opinion, Century Capital read signed letters of intent between IAC and target acquisition companies, analyzed financial statements of the target acquisition companies and took into account other matters, including the condition of the Company. Century Capital determined that the terms of the merger transaction were fair from a financial point of view to the shareholders of the Company.

The Company has used the services of Bathgate McColley Capital Group, LLC ("BMCG"), as a placement agent for offerings in 1998 and 1999 of Common Stock, Preferred Stock and debt. During this period, BMCG sold an aggregate of $3,137,000 in equity and debt securities on behalf of the Company. The Company paid BMCG an aggregate of $253,667 in commissions, and issued warrants to purchase an aggregate of 250,850 shares of Common Stock. Steven M. Bathgate and Eugene McColley, principals of BMCG, participated as investors in these offerings and are principal shareholders of the Company. In the Company's unit offering completed in May 1998, Mr. Bathgate purchased 40,000 Units and Mr. McColley purchased 40,000 Units. The purchase price was $1.25 per Unit, with each Unit consisting of one share of common stock and one warrant exercisable at $2.50 per share for a five year period. In the private placement completed in March 1999, Mr. Bathgate purchased 349,250 Units and Mr. McColley purchased 194,250 Units. The purchase price for each Unit was $200, with each Unit consisting of one share of Series H Preferred Stock and 40 warrants. Each warrant entitles the holder to purchase one share of common stock at $3.00 share through March 31, 2004. Each one share of Series H Preferred Stock was converted into 200 shares of common stock upon the approval of shareholders to an increase in the authorized shares of common stock. See Item 4. In the Company's current convertible debt offering, Mr. Bathgate and Mr. McColley have purchased 2 and 1 units, respectively. The purchase price of each unit was $50,400. Each unit consists of a $50,000 Subordinated Convertible Note and 20,000 Warrants. BMCG has sold an aggregate of $252,000 in debt and warrants. The Company has paid BMCG as a commission $15,120 and issued warrants to
purchase 25,000 shares of Common Stock.   It is expected that BMCG will be paid
commissions and issued warrants upon the sale of additional securities of the Company.

Item 8.   Description of Securities
          -------------------------

Common Stock
------------

The Company is authorized to issue 25,000,000 shares of Common Stock, no par value. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders generally, and are not entitled to cumulate votes in the election of directors. Approval of proposals submitted to shareholders at a meeting requires the favorable vote of a majority of the shares voting. Shareholders are entitled to receive such dividends as may be declared from time to time by the Company's Board of Directors out of funds legally available therefore, the Company has no plans to pay dividends on its Common Stock in the near future, and is currently restricted in its ability to pay dividends. In the event of liquidation, dissolution, or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and distribution to holders of preferred stock. The holders of shares of Common Stock have no preemptive, conversion or subscription rights. The shares of Common Stock currently outstanding are validly issued, fully paid, and non-assessable.

At July 31, 1999, the Company had outstanding 6,702,571 shares, of which 5,082,000 shares (representing 76% of the total outstanding shares) are "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act. In general, under Rule 144 under the Securities Act, a person who has beneficially owned restricted securities for at least one year will be entitled to sell in any three month period the number of shares that does not exceed one percent of the then outstanding shares of the Common Stock. If the Common Stock were listed on The Nasdaq Stock Market, the amount that could be sold would be the greater of one percent of the then outstanding shares or the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and the availability of current public information about the Company. A person who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to limitations described above.

Preferred Stock - General
-------------------------

The Company is authorized to issue up to 3,000,000 shares of $1.00 par value preferred stock, which may be issued from time to time in one or more series. The Board of Directors is allowed to fix or alter the dividend rights, the terms of redemption and the liquidation preferences of any unissued series of preferred stock and may designate the number of shares constituting any such series.

Series C Preferred Stock
------------------------

The Company has authorized 440,000 shares of Series C Preferred Stock of which 371,545 shares are issued and outstanding. Shares of the Series C Preferred Stock were convertible into Common Stock at the election of the holders. Effective July 16, 1997 the conversion rights expired. Dividends on the Series C Preferred Stock are paid when declared by the Board of Directors, at the rate of $.08 per share per annum before any dividends on shares of the Company's common stock are paid. Upon liquidation, dissolution or winding up of the Company, the Series C Preferred Stock shall have a preference of $1.00 per share plus accumulated and unpaid dividends, payable from the proceeds of sale or distribution of the

Company's assets prior to any distribution to the holders of common stock. The Company may redeem the Series C Preferred Stock at $1.00 per share plus accrued and unpaid dividends by giving thirty days notice to the holders of the Series C Preferred Stock. At July 31, 1999, there were $138,061 in accumulated dividends.

Series F Preferred Stock
------------------------

The Company has authorized 1,100,000 shares of Series F Preferred Stock of which 214,818 shares are issued and outstanding. Shares of the Series F Preferred Stock are convertible into Common Stock at the election of the holders at a conversion price equal to 50% of the current market price determined by the 30 day average price prior to conversion. The shares of Series F Preferred Stock will automatically be converted into fully-paid and non-assessable shares of Common Stock upon the effective date of a registration statement covering the Common Stock. Dividends on the Series F Preferred Stock are paid when declared by the Board of Directors, at the rate of $.08 per share per annum before any dividends on shares of the Company's common stock are paid. Upon liquidation, dissolution or winding up of the Company, the Series F Preferred Stock has a preference of $1.00 per share plus accumulated and unpaid dividends, payable from the proceeds of sale or distribution of the Company's assets prior to any distribution to the holders of common stock. At July 31, 1999, there were $48,491 in accumulated dividends.

                                    PART II

Item  1.  Market  Price of and Dividends on the Registrant's Common  Equity  and
          ----------------------------------------------------------------------
Other Stockholder  Matters
---------------------------

The Company's Common Stock currently trades on the Electronic Bulletin Board under the symbol "CWII." The Common Stock was formerly traded on the Nasdaq Small Cap Market. Set forth in the following table are high and low bid quotations for each quarter in the fiscal years ended April 30, 1999 and 1998. Trading in the Common Stock is limited and sporadic. The quotations represent inter-dealer quotations without retail markups, markdowns or commissions, and may not represent actual transactions.

                                   Common Stock
                                   ------------
Quarter Ended                      High    Low
-------------                      -----  -----
July 31, 1997                      $1.56  $1.00

October 31, 1997                    2.50   1.06

January 31, 1998                    2.68   2.00

April 30, 1998                      2.38   1.25

July 31, 1998                       2.25   1.75

October 31, 1998                    1.75    .72

January 31, 1999                     .90   1.13

April 30, 1999                      1.50   1.13

July 31, 1999                       1.31   1.06

October 31, 1999
 (through September 14, 1999)       1.44   1.06


There were approximately 270 holders of record of the Common Stock as of September 14, 1999.

No dividends have been declared or paid on the shares of Common Stock and the Company does not anticipate paying cash dividends on the shares of Common Stock in the foreseeable future. The Company may not pay dividends without the consent of its accounts receivable finance company. No dividends may be paid on the Common Stock unless accumulated dividends on the Preferred Stock have been paid.

Item  2.  Legal Proceedings
          -----------------

The Company is not currently a party to any material pending or threatened legal proceedings.

Item  3.  Changes In and Disagreements With Accountants on Accounting and
          ---------------------------------------------------------------
          Financial Disclosure
          --------------------

None.

Item 4.   Recent Sales of Unregistered Securities
          ---------------------------------------

In September 1996, the Company purchased the assets of a franchise, CommWorld of Tucson, from the owner/operator of this franchise, and issued 74,222 shares of common stock valued at $83,500, 143,000 shares of Series F Preferred Stock valued at $143,000 and 83,500 shares of Series G Preferred Stock valued at $83,500. The recipient of these shares was the owner/operator of the CommWorld of Tucson franchise, and was knowledgeable regarding the Company and its
operations.   The Company relied on Sections 4(2) and 3(b) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation D promulgated thereunder in effecting this transaction.

In September 1996, the Company entered into an exchange transaction with five existing note holders in which those securities holders converted their notes into Series F Preferred Stock. The debt owed pursuant to the notes was $169,818, which was incurred in connection with the sale of the noteholders'businesses to the Company. All of the security holders were knowledgeable regarding the Company. The Company relied on Sections 3(a), (9), 4(2) and 3(b) of the Securities Act and Regulation D in effecting this transaction. The Company also sold 45,000 shares of Series F Preferred Stock to two "accredited investors" for $45,000. The Company relied on Sections 4(2) and 3(b) of the Securities Act and Regulation D. The Company paid a finder's fee of $5,850 to Pinnacle Management in connection with this transaction.

In May 1997, the Company issued 10,000 shares of Series C Preferred Stock to an employee for services rendered. The employee was knowledgeable regarding the Company, and the Company relied on Section 4(2) and 3(b) of the Securities Act and Regulation D in connection with this transaction.

In December 1997, the Company issued 12,500 shares to one accredited investor who paid $25,000 for these shares. The Company paid a finder's fee of $3,250 to Liaison Consulting in connection with this transaction. The Company relied on Sections 4(2) and 3(b) of the Securities Act and Regulation D.

In May 1998, the Company completed a private placement of 283,000 Units, with each Unit consisting of one share of common stock and one warrant to purchase one share of common stock at $2.50 for a period of five years. The Units were sold for $1.25 each for total proceeds of $353,750. The Units were purchased by 16 persons, all of whom were accredited investors. The placement agent was Bathgate McColley Capital Group, LLC. No cash fees were paid to the placement agent. Warrants for the purchase of 40,000 shares of common stock exercisable at $1.25 per share for a five year period were issued to the placement agent. The Company relied on Sections 4(2) and 3(b) of the Securities Act and Regulation D.

In October 1998, the Company completed the acquisition of IAC and issued 1,000 shares of Series I Preferred Stock (which were converted in March 1999 into 2,000,000 shares of common stock). The Company's shares were issued to the four former shareholders of IAC, each of whom was knowledgeable regarding the Company. The Company relied on Sections 4(2) and 3(b) of the Securities Act and Regulation D.

In May 1999, the Company completed an offering of 13,807.5 Units with each Unit consisting of one share of Series H Preferred Stock and warrants to purchase 40 shares of common stock at $3.00 per share through March 31, 2004. The Company received $2,761,500 in gross proceeds from this offering. All of the shares of Series H Preferred Stock have been converted into an aggregate of 2,761,500 shares of common stock. The Company paid $276,150 to the placement agent, Bathgate McColley Capital Group, LLC as a commission and expense allowance. The Company also issued to the placement agent warrants for the purchase of 276,150 shares of common stock exercisable at $1.00 per shares and warrants to purchase 55,230 shares of common stock at $3.00 per share. The placement agent warrants expire on March 31, 2004. The Series H Preferred Stock was purchased by 53 persons, all of whom were accredited investors. The Company relied on Sections 4(2) and 3(b) of the Securities Act and Regulation D.

Item 5.   Indemnification of Officers and Directors
          -----------------------------------------

The Colorado Business Corporation Act provides authority for indemnification by a corporation of costs incurred by directors, officers, employees and agents in connection with an action, suit or proceeding brought by reason of their position as a director, officer, employee or agent. The person being indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be provided in proceedings by or for the corporation in which the director was adjudged liable to the corporation or in which the director is held liable for deriving an improper personal benefit.

In addition to the general indemnification section, Colorado law provides further protection for directors under Section 7-108-402 of the Colorado Business Corporation Act. This section allows a Colorado corporation to include in its Articles of Incorporation a provision that eliminates and limits certain personal liability of a director for monetary damages for certain breaches of the director's fiduciary duty of care, provided that any such provision does not eliminate or limit the liability of a director (in the words of the statute) for any of the following:

     "Any breach of the director's duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; acts specified in
     Section 7-108-403 [dealing with violations of the statutory provisions concerning unlawful distributions]; or any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director to the Corporation or to its shareholders for monetary damages for any act or omission occurring prior to the date when such provision becomes effective."

The Company's Articles of Incorporation, as amended, include such a provision.

The Board of Directors is empowered to make other indemnification as authorized by the Articles of Incorporation, Bylaws or Corporate Resolutions so long as the indemnification is consistent with Colorado law. The Company's Bylaws provide for indemnification of its officers and directors against expenses reasonably incurred in connection with an action unless the officer or director is adjudged to have been guilty of or liable for negligence or misconduct in the performance of his duty. In the event of settlement, the Company shall indemnify officers and directors as determined in the settlement and approved by court or by a majority of directors, which majority does not include interested directors.

                                   PART F/S

Consolidated financial statements required to be filed hereunder are included following Part III.

                                   PART III

Item 1.   Index to Exhibits
          -----------------

(a)  Exhibits
     --------

     2.   Plan of Acquisition

               (a) Plan and Agreement of Merger dated October 20, 1998 by and among Interconnect Acquisition Corporation, Communications World International, Inc. and IAC Acquisition Corporation.

               (b) Merger Agreement dated April 26, 1999 by and among Donaldson & Associates, Inc. and IAC Acquisition Corporation.

               (c) Asset Purchase Agreement dated December 31, 1998 between Communications World International, Inc., CommWorld-National Capitol Area, Inc., Ben Hester and Alpha Communications & Technologies, Inc.

               (d) Asset Purchase Agreement dated December 3, 1998 between Communications World International, Inc., CommWorld of Phoenix, Inc., Mick Heath and Summit Team Investments, Inc..

               (e) Asset Purchase Agreement dated December 4, 1998 between Communications World International, Inc., CommWorld of Phoenix, Inc., Bill Heath and Digital Voice and Data, Inc.

     3.   Articles of Incorporation and Bylaws.

               (a) Articles of Incorporation, as amended, filed as Exhibit 3(a) to the Registration Statement on Form SB-2 (File No. 33-87808) is incorporated herein by this reference.

               (b) Bylaws, as amended, filed as Exhibit 3.2 to the Registration Statement on Form S-1 (File No. 33-53550) is incorporated herein by this reference.

               (c) Articles of Amendment to the Articles of Incorporation of Communications World International, Inc. filed as Exhibits 2 and 3 to the Form 8-K dated October 16, 1997 is incorporated herein by this reference.

               (d) Articles of Amendment to the Articles of Incorporation dated August 4, 1998 filed as Exhibit 3 (d) to the report on Form 10-KSB for the year ended April 30, 1998 is incorporated herein by this reference.

               (e) Articles of Amendment to the Articles of Incorporation dated March 23, 1999.

     4.   Instruments defining the rights of holders, including indentures

               (a) Certificate of Designation establishing Series C Preferred Stock filed with Amendments to Articles of Incorporation in 3(a) above.

               (b) Certificate of Designation establishing Series F Preferred Stock filed with Amendments to the Articles of Incorporation in 3(c) above.

          10.  Material Contracts

               (a)  Current Form of Franchise Agreement.

               (b) Non-Discretionary Stock Option Plan filed as Exhibit 10(h) to the Registration Statement on Form SB-2 (File No. 33-87808) is incorporated herein by this reference.

               (c) Accounts Receivable Financing Agreement dated January 19, 1995 with Republic Acceptance Corporation filed as Exhibit 10(m) to the Registration Statement on Form SB-2 (File No. 33-87808) is incorporated herein by this reference.

               (d) Security Agreement dated January 19, 1995 with Republic Acceptance Corporation filed as Exhibit 10(n) to the Registration Statement on Form SB-2 (File No. 33-87808) is incorporated herein by this reference.

               (e) Agreement to Restructure Debt, effective December 22, 1995 between Registrant and Toshiba America Information Systems, Inc., Promissory Note dated December 22, 1995 in the amount of $1,530,950 made by Registrant to Toshiba America Information Systems, Inc., and Personal Guaranty by Richard
                    D. Olson, President of Registrant, in favor of Toshiba America Information Systems, Inc. effective December 22, 1995, filed as Exhibit (a) to the Report on Form 10-QSB for the quarter ended January 31, 1996 is incorporated herein by this reference.

               (f) Telecommunications Master Dealer Agreement between Registrant and Toshiba America Information Systems, Inc., dated April 1, 1998 filed as Exhibit 10(k) to the Report on From 10-KSB for the year ended April 30, 1998 is incorporated herein by reference.

               (g) Amended and Restated 1997 Stock Option Plan filed as Exhibit 10(k) to the Report on From 10-KSB for the year ended April 30, 1998 is incorporated herein by reference.

               (h) Consulting and Severance Agreement dated July 24, 1998 with Richard D. Olson, including Warrant and Proxy filed as
                    Exhibit 10(m) to the Report on Form 10-KSB for the year ended April 30, 1998 is incorporated herein by reference.

               (i) Agreement between Registrant and M.H. Meyerson and Co., Inc., dated May 20, 1997 filed as Exhibit 10(n) to the Report on Form 10-KSB for the year ended April 30, 1998 is incorporated herein by reference.

               (j) Agreement between Registrant and Century Capital Group, Inc., dated June 23, 1998 filed as Exhibit 10 (o) to the Report on Form 10-KSB for the year ended April 30, 1998 is incorporated herein by reference.

               (k)  1998 Stock Incentive Plan.

               (l)  1999 Non-discretionary stock option plan.

                                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated:  September 16, 1999

                              COMMUNICATIONS WORLD INTERNATIONAL, INC.
                                 (a Colorado Corporation)


                              By: /s/  James M. Ciccarelli
                                  --------------------------------------------
                                  James M. Ciccarelli, Chief Executive Officer

                         Index to Financial Statements

                                                                         Page
Consolidated Condensed Financial Statements for the Three Months Ended July 31, 1999

     Consolidated Condensed Balance Sheet                                 F-1
     Consolidated Condensed Statements of Operations                      F-2
     Consolidated Condensed Statements of Cash Flows                      F-3
     Notes to Consolidated Condensed Statements Financial Statements      F-4

Consolidated Financial Statements
  for the Years Ended April 30, 1999 and 1998

     Independent Auditors' Report                                         F-5
     Consolidated Balance Sheet                                        F-6, 7
     Consolidated Statements of Operations                                F-8
     Consolidated Statements of Stockholders' Equity                      F-9
     Consolidated Statements of Cash Flows                            F-10-11
     Notes to Consolidated Financial Statements                       F-12-31

Financial Statements of Donaldson & Associates, Inc.
  for the Year Ended September 30, 1998

     Independent Auditors' Report                                        F-32
     Balance Sheet                                                       F-33
     Statement of Operations and Retained Earnings                       F-34
     Statement of Cash Flows                                             F-35
     Notes to Financial Statements                                    F-36-40

COMMUNICATIONS WORLD INTERNATIONAL, INC. AND SUBSIDIARIES
Consolidated Balance Sheet
For the Three Months Ended July 31, 1999

(Unaudited)

---------------------------------------------------------------------------------------------------------

ASSETS
------
Current assets:
   Cash                                                                                        $    2,188
   Trade accounts and current portion of notes receivable, less allowance for
       doubtful accounts of $228,971                                                            1,892,378
   Inventory                                                                                      289,614
   Prepaid expenses                                                                                19,546
   Deferred tax asset                                                                              38,963
                                                                                            -------------
       Total current assets                                                                     2,242,689

Property and equipment, net                                                                       273,622
Deposits and other assets                                                                          58,951
Notes receivable                                                                                   30,283
Intangible assets, net                                                                          1,668,610
Deferred tax asset                                                                              1,006,037
                                                                                            -------------

                                                                                              $ 5,280,192
                                                                                            =============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
   Trade accounts payable                                                                     $ 1,933,103
   Revolving line of credit                                                                       717,975
   Current portion of notes payable (including $358,788 due to related parties)                   683,644
   Accrued expenses                                                                               439,973
   Current portion of capital lease obligations                                                    20,388
                                                                                            -------------
       Total current liabilities                                                                3,795,083

Capital lease obligations and deferred revenue                                                     41,259
Notes payable (including $360,000 due to related parties)                                         617,072
                                                                                            -------------
       Total liabilities                                                                        4,453,414
                                                                                            -------------

Stockholders' equity:
   Preferred stock, 3,000,000 shares authorized:
      Series C (cumulative) - 371,545 shares issued and outstanding                               371,545
      Series F (cumulative) - 214,818 shares issued and outstanding                               214,818
   Common stock, no par value, 25,000,000 shares authorized,
       shares issued and outstanding; 6,702,571                                                 7,120,812
   Additional paid-in capital                                                                     553,259
   Accumulated deficit                                                                         (7,433,656)
                                                                                            -------------
       Total stockholders' equity                                                                 826,778
                                                                                            -------------

                                                                                              $ 5,280,192
                                                                                            =============

    See accompanying notes to consolidated condensed financial statements.

COMMUNICATIONS WORLD INTERNATIONAL, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the Three Months Ended July 31, 1999 and 1998

(Unaudited)

-----------------------------------------------------------------------------------------------------------------

                                                                             1999                    1998
                                                                      ------------------       -----------------
Revenue:
   Franchise equipment sales                                                 $1,338,868              $1,333,861
   Direct equipment and service                                               2,103,700               1,484,519
   Royalty fees                                                                  41,026                  59,394
   Other revenue                                                                 17,750                  18,328
                                                                      -----------------        ----------------
        Total revenue                                                         3,501,344               2,896,102
                                                                      -----------------        ----------------

Costs and expenses:
    Cost of franchise equipment sales                                         1,223,263               1,155,180
    Cost of direct equipment and service                                      1,327,782                 911,169
    Selling                                                                     260,787                 154,101
    General and administrative                                                  693,427                 720,926
    Executive officer severance compensation                                          -                 138,350
    Depreciation and amortization                                                50,970                  62,397
    Interest expense                                                             56,631                  64,934
                                                                      -----------------        ----------------
        Total cost and expenses                                               3,612,860               3,207,057
                                                                      -----------------        ----------------

     Net loss                                                                $ (111,516)             $ (310,955)
                                                                      =================        ================

Loss per share:
     Basic:
        Net loss                                                                  $(.02)                  $(.16)
                                                                      =================        ================
     Fully diluted:
        Net loss                                                                  $(.02)                  $(.16)
                                                                      =================        ================

  See accompanying notes to consolidated condensed financial statements.

COMMUNICATIONS WORLD INTERNATIONAL, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Three Months Ended July 31, 1999 and 1998

(Unaudited)

----------------------------------------------------------------------------------------------------------------------

                                                                                  1999                     1998
                                                                           ------------------       ------------------
Cash flows from operating activities:
 Net income (loss)                                                                 $(111,516)               $(310,955)
 Adjustments to reconcile to net cash provided
  (used) by operating activities:
   Depreciation and amortization                                                      50,970                   62,397
   Provision for losses on accounts and notes receivable                              22,214                   20,000
   Changes in operating assets and liabilities:
      Trade accounts and notes receivable                                           (561,327)                 (19,645)
      Inventory                                                                       42,082                  (95,205)
      Deposits and other assets                                                      (43,392)                   5,024
      Trade accounts payable                                                         116,000                  (94,935)
      Accrued expenses and other liabilities                                          85,445                   68,419)
                                                                           -----------------        -----------------
      Net cash used by  operating activities                                        (399,536)                (364,900)
                                                                           -----------------        -----------------

Cash flows from investing activities:
 Capital expenditures                                                                (26,347)                  (6,265)
                                                                           -----------------        -----------------
      Net cash used by investing activities                                          (26,347)                  (6,265)
                                                                           -----------------        -----------------

Cash flows from financing activities:
 Proceeds from convertible debt issue                                                226,800                        -
 Proceeds from private placement                                                           -                  310,000
 Proceeds from bridge financing                                                            -                  400,000
 Net borrowings under line-of-credit agreement                                       221,222                 (218,127)
 Repayment of notes and contract payable                                             (71,978)                 (93,751)
 Repayment of capital lease obligations                                               (5,091)                       -
                                                                           ------------------       -----------------
      Net cash provided by financing activities                                      370,953                  398,122
                                                                           -----------------        -----------------

Net increase (decrease) in cash                                                      (54,930)                  26,957

Cash at beginning of the period                                                       57,118                   13,594
                                                                           -----------------        -----------------

Cash at end of the period                                                          $   2,188                $  40,551
                                                                           =================        =================

  See accompanying notes to consolidated condensed financial statements.

                   Communications World International, Inc.
                               and Subsidiaries
             Notes to Consolidated Condensed Financial Statements
--------------------------------------------------------------------------------

(1)  Basis of Presentation

     The consolidated condensed interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes the disclosures are adequate to make information presented not misleading.

     These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these consolidated condensed financial statements be read in conjunction with the financial statements and notes thereto, at April 30, 1999 and for the two years then ended included in the Company's report on Form 10-SB/A. The Company follows the same accounting policies in preparation of interim reports.

     Results of operations for the interim periods are not necessarily indicative of annual results.

(2)  Convertible Debt Offering

     During the three months ending July 31, 1999 the Company received net proceeds of $226,800 from the sale of Units of Subordinated Convertible Notes and Common Stock Purchase Warrants. Each Unit consists of a $50,000 Subordinated Convertible Note and 20,000 Warrants. The Notes bear interest at 8% per annum and are convertible into Common Stock at any time prior to maturity at $1.50. The Notes mature at the earlier of 36 months from the date of issue or upon the occurrence of certain other events. The Warrants are exercisable for a period of five years from the date of issuance at $.40 per Warrant.

                   Communications World International, Inc.
                               and Subsidiaries
             Notes to Consolidated Condensed Financial Statements
--------------------------------------------------------------------------------


                         Independent Auditors' Report
                         ----------------------------


The Board of Directors and Stockholders
Communications World International, Inc.:


We have audited the accompanying consolidated balance sheet of Communications World International, Inc. and subsidiaries as of April 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Communications World International, Inc. and subsidiaries as of April 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.




Denver, Colorado
July 9, 1999

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                          Consolidated Balance Sheets
                            April 30, 1999 and 1998

-----------------------------------------------------------------------------------------------------------------
                            Assets                                           1999                   1998
                            ------                                   ---------------------  ---------------------
Current assets:
 Cash and cash equivalents                                                      $   57,118             $   13,594
 Trade accounts and current portion of notes receivable, less allowance for doubtful accounts of $206,757 and $363,735 in
  1999 and 1998, respectively                                                    1,353,223              1,711,959


 Inventory                                                                         331,696                624,610
 Prepaid expenses                                                                    7,265                 16,678
 Deferred tax asset                                                                 38,963                100,240
                                                                     ---------------------  ---------------------

       Total current assets                                                      1,788,265              2,467,081

Property and equipment, net                                                        263,775                246,805
Deposits and other assets                                                           40,592                 49,818
Notes receivable                                                                    33,283                 81,017
Intangible assets, net                                                           1,687,328                864,425
Deferred tax asset                                                               1,006,037                944,760
                                                                     ---------------------  ---------------------

                                                                                $4,819,280             $4,653,906
                                                                     =====================  =====================

  The accompanying notes are an integral part of the consolidated financial statements.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                          Consolidated Balance Sheets
                            April 30, 1999 and 1998

-------------------------------------------------------------------------------------------------------------

            Liabilities and Stockholders' Equity                         1999                   1998
            ------------------------------------                 ---------------------  ---------------------
Current liabilities:
 Trade accounts payable                                                   $ 1,817,103            $ 1,809,766
 Revolving line of credit                                                     496,753              1,120,022
 Current portion of notes payable, including amounts due to
  related parties of  $402,168 in 1999 and $69,537 in 1998                    766,219                387,541
 Accrued expenses, deposits and other liabilities                             354,528                699,921
 Current portion of capital lease obligations                                  20,388                 13,200
                                                                 --------------------   --------------------
       Total current liabilities                                            3,454,991              4,030,450

Long-term liabilities:
 Capital lease obligations                                                     46,350                 10,218
 Notes payable, including amounts due to related parties
  of $360,000 in 1999 and $37,177 in 1998                                     381,475                415,013
                                                                 --------------------   --------------------
                                                                            3,882,816              4,455,681
                                                                 --------------------   --------------------

Commitments and contingencies (Note 9)

Stockholders' equity:
 Convertible preferred stock, $1.00 par value, 3,000,000
   shares authorized:
   Series B (cumulative) - 80,088 shares issued and
     outstanding in 1998                                                            -                 80,088
   Series C (cumulative) - 371,545 shares issued and
     outstanding in 1999 and 436,679 in 1998
     (Liquidation preference $502,175)                                        371,545                436,679
   Series F (cumulative) - 214,818 shares issued and
     outstanding in 1999 and 357,818 in 1998
     (Liquidation preference $259,013)                                        214,818                357,818
   Series G (cumulative) - 83,500 shares issued and
     outstanding in 1998                                                            -                 83,500
 Common stock, no par value, 25,000,000 shares authorized;
     6,702,571 issued and outstanding shares in 1999 and
     1,668,071 shares in 1998                                               7,120,812              4,290,012
 Additional paid-in capital                                                   551,429                492,009
 Accumulated deficit                                                       (7,322,140)            (5,541,881)
                                                                 --------------------   --------------------
       Total stockholders' equity                                             936,464                198,225
                                                                 --------------------   --------------------
                                                                          $ 4,819,280            $ 4,653,906
                                                                 ====================   ====================

  The accompanying notes are an integral part of the consolidated financial statements.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
        Consolidated Statements of Operational and Comprehensive Income
                      Years Ended April 30, 1999 and 1998

-------------------------------------------------------------------------------------------------------------
                                                                              1999                   1998
                                                                          -----------            -----------
Revenue:
 Franchise equipment sales                                                $ 5,361,569            $ 5,159,968
 Direct equipment and service sales                                         3,505,436              4,715,519
 Royalty fees                                                                 191,368                222,987
 Initial franchise fees                                                        36,000                 12,500
 Interest and other income                                                     55,308                134,522
                                                                          -----------            -----------
                                                                            9,149,681             10,245,496
                                                                          -----------            -----------
Costs and expenses:
 Cost of franchise equipment sales                                          4,759,150              4,596,432
 Cost of direct equipment and service sales                                 2,325,227              2,602,656
 Selling                                                                      403,767                417,928
 General and administrative                                                 2,587,833              2,406,900
 Interest expense and loan fees, including related party
   interest of $6,783 in 1999 and $11,875 in 1998                             253,883                413,687
 Amortization of intangible assets                                            123,367                193,085
 Provision for bad debts                                                       47,380                250,000
                                                                          -----------            -----------
                                                                           10,500,607             10,880,688
                                                                          -----------            -----------

Loss from operations before income taxes                                   (1,350,926)              (635,192)

Income tax benefit                                                                  -                400,000
                                                                          -----------            -----------

Loss from continuing operations                                            (1,350,926)              (235,192)
                                                                          -----------            -----------

Discontinued operations, net of income taxes:
 Loss from operations of discontinued subsidiaries                            (33,052)              (456,220)
 Loss on disposal of discontinued subsidiaries, net of
                                                                             (396,281)              (400,000)
   income tax benefit of $260,000 in 1998                                 -----------            -----------

Loss from discontinued operations                                            (429,333)              (856,220)
                                                                          -----------            -----------

Net loss                                                                   (1,780,259)            (1,091,412)

Cumulative dividends on preferred stock                                        47,709                 76,647
                                                                          -----------            -----------

Loss applicable to common stock                                           $(1,827,968)           $(1,168,059)
                                                                          ===========            ===========

Loss per share:
 Basic:
   Loss from continuing operations                                        $      (.56)           $      (.14)
                                                                          ===========            ===========
   Net loss                                                               $      (.76)           $      (.72)
                                                                          ===========            ===========
 Diluted:
   Loss from continuing operations                                        $      (.56)           $      (.14)
                                                                          ===========            ===========
   Net loss                                                               $      (.76)           $      (.72)
                                                                          ===========            ===========

Weighed - average number of outstanding common shares
 Basic:                                                                     2,409,816              1,622,824
                                                                          -----------            -----------
 Diluted:                                                                   4,184,593              1,960,464
                                                                          -----------            -----------

  The accompanying notes are an integral part of the consolidated financial statements.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Consolidated Statements of Stockholder's Equity
                      Years Ended April 30, 1999 and 1998

-----------------------------------------------------------------------------------------------------------------------------------

                                         (Note 10)
                                      Preferred Stock
                                  Series B, C, F ,G,H,& I        Common Stock          Additional      Accumulated   Shareholders'
                               ---------------------------------------------------
                                   Shares        Amount      Shares      Amount     Paid-in Capital      Deficit         Equity
                                 -----------  ------------  ---------  -----------  ----------------  -------------  --------------
Balances, April 30, 1997            948,085     $ 948,085   1,620,571   $4,224,512      $   447,009    $(4,450,469)    $ 1,169,137

Issuance of preferred stock          10,000        10,000           -            -                -              -          10,000

Issuance of common stock                  -             -      47,500       65,500                -              -          65,500

Issuance of options and
warrants to consultants                   -             -           -            -           45,000              -          45,000
Net loss                                  -             -           -            -                -     (1,091,412)     (1,091,412)
                                   --------     ---------   ---------   ----------      -----------    -----------     -----------

Balances, April 30, 1998            958,085     $ 958,085   1,668,071   $4,290,012      $   492,009    $(5,541,881)    $   198,225

Issuance of preferred stock          14,807        14,807           -            -        2,746,693              -       2,761,500

Preferred stock offering
costs                                     -             -           -            -         (298,525)             -        (298,525)

Conversion of preferred stock
into common upon shareholder
approval of additional
authorized shares                   (14,807)      (14,807)  4,761,500    2,462,975       (2,448,168)             -               -

Cancellation of  preferred
stock taken as partial
consideration for sale of
subsidiary operation               (371,722)     (371,722)          -            -                -              -        (371,722)

Issuance of options and
warrants to consultants and
non-employee directors                    -             -           -            -           59,420              -         117,245

Issuance of common stock                  -             -     273,000      367,825                -              -         310,000

Net loss                                  -             -           -            -                -     (1,780,259)     (1,780,259)
                                   --------     ---------   ---------   ----------      -----------    -----------     -----------

Balances, April 30, 1999            586,363     $ 586,363   6,702,571   $7,120,812      $   551,429    $(7,322,140)    $   936,464
                                   ========     =========   =========   ==========      ===========    ===========     ===========



  The accompanying notes are an integral part of the consolidated financial statements.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Consolidated Statements of Stockholder's Equity
                      Years Ended April 30, 1999 and 1998

-----------------------------------------------------------------------------------------------------------------------------------

                                                                            1999                  1998
                                                                     -------------------  --------------------
Cash flows from operating activities:
 Net loss                                                                   $(1,780,259)          $(1,091,412)
 Adjustments to reconcile to net cash provided by
   (used in) operating activities, net of effect of acquisitions:
     Depreciation and amortization                                              181,545               396,372
     Provision for bad debts                                                     47,380               250,000
     Provision for inventory obsolescence                                             -               233,000
     Stock options and warrant compensation                                     117,245                55,000
     Intangible write off-discontinued operations                               341,432               258,055
     Changes in operating assets and liabilities:
       Trade accounts and notes receivable                                      334,090               615,505
       Inventories                                                               57,914                89,941
       Prepaid expenses                                                           9,413                55,959
       Deferred taxes                                                                 -              (660,000)
       Deposits and other assets                                                  9,226               (10,344)
       Trade accounts payable                                                     7,337              (368,819)
       Accrued expenses, deposits and other liabilities                        (345,393)              429,669
                                                                     ------------------   -------------------
     Net cash provided by (used in) operating activities                     (1,020,070)              252,926
                                                                     ------------------   -------------------

Cash flows from investing activities
 Capital expenditures                                                           (75,427)              (40,657)
 Cash paid for acquisitions                                                    (602,570)                    -
                                                                     ------------------   -------------------
     Net cash used in investing activities                                     (677,997)              (40,657)
                                                                     ------------------   -------------------

Cash flows from financing activities:
 Net borrowings under line-of-credit agreement                                 (623,269)              157,551
 Payments of notes payable                                                     (379,860)             (470,687)
 Principal payments on capital lease obligations                                (28,255)              (31,599)
 Issuance of preferred stock, net of offering costs                           2,462,975                     -
 Issuance of common stock                                                       310,000                65,500
                                                                     ------------------   -------------------
     Net cash provided by (used in) financing activities                      1,741,591              (279,235)
                                                                     ------------------   -------------------

     Net increase (decrease) in cash                                             43,524               (66,966)

Cash at beginning of the year                                                    13,594                80,560
                                                                     ------------------   -------------------

Cash at end of the year                                                     $    57,118           $    13,594
                                                                     ==================   ===================


  The accompanying notes are an integral part of the consolidated financial statements.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
                      Years Ended April 30, 1999 and 1998

-------------------------------------------------------------------------------------------------------------
                                                                            1999                1998
                                                                     ------------------  -------------------
Supplemental disclosures of cash flow information:
 Interest paid                                                                 $256,993             $351,843

Non-cash investing activities:
 Business acquisitions financed by:
   Issuance of notes payable                                                    725,000                    -
 Capital acquisitions financed by leases                                         71,575                    -

Non-cash financing activities:
   Issuance of preferred stock as
     bonus compensation                                                               -               10,000
   Issuance of stock options and warrants to outside
     consultants                                                                117,245               45,000

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies

     Presentation

     The consolidated financial statements presented are those of Communications World International, Inc., and its subsidiaries, CommWorld Acquisition Corporation d.b.a. CRI, IAC Acquisition Corporation d.b.a. CommWorld of Denver, CommWorld of Phoenix, Inc., CommWorld of Seattle, Inc., Digital Telecom, Inc. d.b.a. CommWorld NationWide and CommWorld National Capitol Area, Inc. (collectively, the "Company" or "CommWorld"). All significant intercompany balances and transactions have been eliminated in consolidation.

     Organization and Nature of Operations

     CommWorld was incorporated under Colorado law in 1983 and has its principal executive offices at 7315 South Revere Parkway, Suite 602, Englewood, Colorado 80112. CommWorld is engaged in the distribution of franchise licenses within the telephone interconnect industry. The Company derives income primarily from the sale of equipment and services to franchisees, multi-location customers (national accounts), and through its Company-owned outlets, leasing fees and initial franchise fees.

     Revenue Recognition

     Initial Franchise Fees
     ----------------------

     Franchise fees are recognized upon execution of the franchise agreement as all material services and conditions relating to the sale have been substantially performed or satisfied. Direct costs associated with the sale, including franchisor obligations, are expensed upon the recognition of the related revenue.

     Royalty Fees
     ------------

     Royalty fees are cost mark-up fees charged to certain franchisees who purchase equipment directly from suppliers with whom the Company has purchasing contracts. The Company is notified by the supplier when the franchisees makes purchases and the fees are charged to the franchisee and recognized as income on a monthly basis.

     Franchise Equipment Sales
     -------------------------

     Revenue from franchise equipment sales is generally recognized when products are shipped. The franchisee is entitled to purchase equipment from or through the Company on a "cost mark-up royalty" basis; based on the cost to the Company of the equipment and products purchased plus a mark-up to the franchisee. The amount of the cost mark-up royalty varies by manufacturer and by the volume of purchases of the individual franchise.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies (continued)

     Direct Equipment and Service Sales
     ----------------------------------

     Revenue from direct equipment and service sales is generally recognized upon completion of the installation of the equipment or upon completion of the service provided by the Company for telephone systems, voice processing products and related peripherals, since most contracts are completed as of a period end. For significant projects not complete as of a period end, a percentage of revenue and expense for the entire project is recognized based on the estimated percentage of completion.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Inventory

     Inventory is valued at the lower of cost (first-in, first-out method) or estimated market value and includes used and replacement stock items.

     Property and Equipment

     Property and equipment are reported at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes.

     Intangible Assets

     Goodwill and Non-compete Agreements
     -----------------------------------

     Acquisitions of interconnect dealers, including franchise outlets, are accounted for using the purchase method of accounting. Under this method, the purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The excess of the consideration paid over the fair value of net assets acquired has been recorded as goodwill and is amortized on the straight-line basis over periods ranging from ten to twenty years. Non-compete agreements associated with business acquisitions are amortized over the term of the agreement. The Company reviews unamortized intangible assets whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If there is an indication the carrying amount may not be recoverable, the Company estimates the future cash flows expected to result from the operation of the applicable Company-owned outlet and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the intangible asset, the Company recognizes an impairment loss by reducing the unamortized cost of the intangible asset to its estimated fair value.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies (continued)

     Reacquired Franchises
     ---------------------

     Reacquired franchises include individual franchises taken over by the Company upon termination of the franchise agreements and/or abandonment by the franchisee. Reacquired franchises are recorded based upon the estimated fair value of the assets received less any liabilities assumed by the Company, but not in excess of the Company's cost. Costs in excess of amounts allocated to inventory, equipment and other assets are classified as franchises reacquired to the extent supportable by the fair value of the customer bases and territories acquired based upon estimates by Company management.

     The Company amortizes its investment in franchises reacquired to the extent of the annual pre-tax operating income, if any, of the reacquired franchise and may recognize additional amortization to reduce the investment to its net realizable value as estimated by Company management.

     Reacquired franchises also include the cost of master franchise territories reacquired. Reacquired master franchise territories are amortized when individual franchises in the related territories are sold. The maximum amortization period for reacquired franchises is five years from the date of reacquisition. There were no franchises reacquired in fiscal years 1999 or 1998.

     Loss Per Common Share

     Loss per common share is computed using the weighted average number of common shares outstanding during each period. Common stock equivalents are not material and do not affect the income per share. Common stock equivalents are not included in the calculation of loss per share since they are anti-dilutive.

     Income Taxes

     The Company provides for income taxes using the asset and liability method as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Financial Instruments

     The Company periodically maintains cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation Insurance limit of $100,000.

     The carrying value of financial instruments potentially subject to valuation risk, consisting principally of cash and cash equivalents, accounts receivable and accounts payable, approximate fair value.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies (continued)

     Comprehensive Income

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130 Reporting Comprehensive Income, effective May 1, 1998. SFAS No. 130 establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses). Components of comprehensive income are net income and all other non-owner changes in equity. SFAS No. 130 requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement, and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Reclassifications of financial statements for earlier periods provided for comparative purposes is required. The Company has no items of comprehensive income at April 30, 1999 or 1998, respectively.

     Reclassifications

     Certain amounts in the 1998 consolidated financial statements have been reclassified to conform to the presentation used in the 1999 consolidated financial statements.

     Operating Segments

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 131 Disclosures About Segments of an Enterprise and Related Information, effective May 1, 1998. SFAS No. 131 establishes standards for reporting information about segments in annual and interim financial statements.
     SFAS No. 131 introduces a new model for segment reporting called the "management approach." The management approach is based on the way the chief operating decision maker organizes segments within the Company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, and any other method in which management disaggregates a company (see Note 16).

     Recent Pronouncements

     The FASB issued SFAS No. 133, Accounting for Derivative Financial Instruments and Hedging Activities. SFAS No. 133, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The adoption of the standard is not expected to have a significant impact on the consolidated financial statements of the Company.

(2)  Business Acquisitions

     The Company entered into a letter of intent on June 25, 1998 to merge with Interconnect Acquisition Corporation ("IAC"), a privately held company. In connection with the IAC merger agreement, the Company formed a wholly-owned subsidiary, IAC Acquisition Corporation, a Colorado corporation, and merged IAC into IAC Acquisition Corporation in October, 1998. Pursuant to the terms of the merger agreement, the Company issued to the shareholders of IAC 1,000 shares of $1.00 par value, Series I Preferred Stock, in exchange for 100% of the issued and outstanding shares of IAC common stock. The Series I Preferred Stock was automatically convertible into 2 million shares of Common

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(2)  Business Acquisitions (continued)

     Stock upon amendment of the Company's Articles of Incorporation to increase the number of authorized common shares. On the effective date of the merger agreement, IAC had no assets or liabilities. Accordingly, the transaction was accounted for at $1,000, represented by the issuance of 1,000 shares of $1.00 par value, Series I Preferred Stock. IAC was a development stage company formed to acquire interconnect telephony businesses. Prior to the merger, IAC had entered into letters of intent to acquire five such businesses, subject to obtaining financing, as well as, customary conditions of mergers and acquisitions. Due to the lack of tangible assets of IAC, the merger was accounted for using the par value of the Series I Preferred Stock. During March, 1999 the Series I Preferred Stock was converted into 2 million shares of the Company's Common
     Stock.

     The Company completed two acquisitions during the fiscal year ended Aril 30, 1999. During March, 1999, the Company, through a wholly-owned subsidiary (CommWorld Acquisition Corporation), acquired certain assets from Connective Resources, Inc. in Dallas, Texas. The Company, in a transaction structured as an asset purchase, acquired inventory of approximately $20,000, fixed assets of approximately $15,000 and the existing customer base valued at $42,750. The Company paid $52,750 in cash and issued a note payable for $25,000, which was paid subsequent to year end. The value of the customer base has been recorded as an intangible asset and is being amortized over five years.

     During April, 1999, the Company, through a wholly-owned subsidiary (IAC Acquisition Corporation), acquired Donaldson and Associates, Inc. (formerly doing business as CommWorld of Denver, a franchisee). The Company acquired inventory of approximately $70,000 and fixed assets with a net book value of approximately $45,000. The Company paid $550,000 in cash and issued notes payable in the total amount of $700,000. The notes are convertible into common stock of the Company at the option of the holder on the basis of $1 per share for $250,000 of the notes and at a 10% discount of market value for the other $450,000 of notes. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets acquired based on their estimated fair values as of the date of the merger. The excess of the consideration paid over the fair value of net assets acquired of approximately $1,135,000 was recorded as goodwill and is being amortized on a straight line basis over twenty years. In connection with the transaction the principals of CommWorld of Denver entered into employment and non-compete agreements with the Company. The employment agreements range from one to five years and call for the principals, among other things, to receive their regular salaries during the term of the agreements.

     The following unaudited pro forma information for the years ended April 30, 1999 and 1998 assumes the acquisition of CRI and CommWorld of Denver occurred as of May 1, 1997. The pro forma results do not purport to be indicative of the results of operations which would actually have occurred had the acquisitions occurred on May 1, 1997, or which may occur in the future.

                                                           Year ended April 30,
                                                           -----------------------------------
                                                                   1999               1998
                                                           -----------------------------------
                                                                         (unaudited)
                                                           -----------------------------------
       Gross revenue                                                $11,488,289   $12,622,428
       Net loss                                                      (1,769,318)   (1,060,665)
       Loss per common share from continuing operations                    (.57)         (.17)

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(3)  Revolving Line of Credit

     The Company entered into a revolving line of credit agreement in January, 1995 with a finance company. The revolving line of credit permits the Company to borrow up to $2,000,000 subject to certain collateral limitations. Interest, at the rate of prime plus 5% per annum, is due monthly. The revolving line of credit is collaterallized by substantially all of the assets of the Company. At April 30, 1999 and 1998 the Company had outstanding borrowings on the line of credit of $496,753 and $1,120,022, respectively.

     The fair value of the line of credit approximates the carrying amount and is based on the amount of future cash flows discounted using the Company's current borrowing rate for loan of comparable maturity.

(4)  Notes Receivable

     Occasionally, amounts due on open account from various franchisees were converted to promissory notes bearing interest at rates ranging from 8.5% to 12% per annum, payable in installment periods ranging from 12 to 36 months, and secured by the franchisee's business assets. In prior years, the Company sold various Company-owned outlets (see Note 7) with a portion of the sales financed with promissory notes. The fair value of notes receivable approximates the carrying amount and is estimated using discounted cash flow analyses.

     The Company also may finance payments of initial franchise fees with promissory notes for up to four months. Notes receivable consist of the following at April 30:

                                                                 1999                1998
                                                           -----------------  ------------------
          Equipment sales                                           $ 53,935            $ 81,975
          Company-owned outlet sales                                  22,000              97,987
          Franchise fees                                               9,000               9,375
          Former president of the Company                             25,000              25,000
                                                                    --------            --------
                                                                     109,935             214,337
           Less current portion                                       76,652             133,320
                                                                    --------            --------
           Non-current portion                                      $ 33,283            $ 81,107
                                                                    ========            ========

     A provision for $38,283 is included in the allowance for doubtful accounts for potential credit losses.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(5)     Property and Equipment

        Property and equipment consists of the following at April 30:

                                                                 Estimated
                                                                useful life        1999             1998
                                                                ------------  --------------  ----------------
        Furniture, fixtures and equipment                           3-5           $396,007       $  957,371
        Rental property                                               5                  -           33,830
        Vehicles                                                      5              9,000          115,087
        Leasehold improvements and other                              5             22,040              967
                                                                                  --------       ----------
                                                                                   427,047        1,107,255
         Less accumulated depreciation and amortization                            163,272          860,450
                                                                                  --------       ----------
         Property and equipment, net                                              $263,775       $  246,805
                                                                                  ========       ==========

 (6)    Notes Payable

        Notes payable consist of the following at April 30:

                                                                                       1999               1998
                                                                                ------------------  -----------------
          Installment note payable to Toshiba America Information   Systems,
           Inc. (TAIS), net of discount                                                 $  376,646           $675,275

          Notes payable to sellers of acquired companies
          (see Note 2)                                                                     762,168            106,705
          Other notes payable                                                                8,880             20,574
                                                                                        ----------           --------
                                                                                         1,147,694            802,554

             Less current portion                                                          766,219            387,541
                                                                                        ----------           --------
             Non-current portion                                                        $  381,475           $415,013
                                                                                        ==========           ========



Effective December 22, 1995, the Company entered into an agreement with TAIS, its major supplier and unsecured creditor, to transfer $1,530,950 of accounts and note payable to a long-term obligation (the "Note") and to increase its credit facility by $400,000. Under the terms of the Note, the Company is required to make 60 equal installments of $29,598, including interest at 6% per annum, commencing in February 1996. Additionally, the Company is required to make principal prepayments of at least $10,000 per month if the monthly net operating cash flow of the Company, defined as pre-tax income plus depreciation and amortization, exceeds $75,000 for three consecutive months. Thereafter, 60% of each additional $5,000 of monthly net operating cash flow in excess of $75,000 must be paid. The Company is also required to use a protion of the net proceeds from the offering of its stock or debt securities to make a principal prepayment. The prepayment is equal to a percentage of the net proceeds in excess of $350,000 as follows: 40% of net proceeds between $350,000 and $1 million, 50% of net proceeds between $1 million and $2 million, 60% of net proceeds between $2 million and $3 million and 100% of net proceeds in excess of $3 million, but not to exceed the remaining principal balance of the Note ($376,646 as of April 30, 1999). The provisions for additional principal payments during 1999 were waived related to the Company's private placement of equity securities. The Note contains the personal guarantee of the Company's former president. The Company has indemnified its former president relative to this guarantee.

Effective April 30, 1997 TAIS agreed to treat the Note as a non-interest bearing obligation from inception through April 30, 1997, resulting in a discount of the note balance of approxiamtely $103,000. The discount was treated as a reduction of cost of franchise equipment slaes for the year ended April 30, 1997. During the year ended April 30, 1998, TAIS agreed to treat the note as a non-interest bearing obligation provided monthly payments are continued in timely manner. A discount of $127,958 was recorded on the note and treated as a reduction of cost of franchise equipment sales for the year ended April 30, 1998. Imputed interest in the amount of $56,522 and $68,796 was recognized on the Note during the years ended April 30, 1999 and 1998.

The fair value of the note payable to TAIS is estimated based on the amount of future cash flows discounted using the Company's current borrowing rate for loans of comparable maturity. At April 30, 1999 and 1998, the estimated fair value of the TAIS note was approximately $335,000 and $599,000, respectively.

The scheduled maturities of notes payable, by fiscal year, are, $766,219 in 2000, $111,475 in 2001, $90,000 in 2002, $90,000 in 2003, and $90,000 in 2004.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(7)  Franchised and Company-Owned Outlets

     The following table provides data on franchised outlets and Company-owned outlets:

                                                             Franchised           Company-owned
                                                              outlets                Outlets
                                                          ----------------  -------------------------
          Total at April 30, 1997                                      57                          5
          ------------------------
             Additions                                                  1                          -
             Terminated                                                (5)                        (1)
             Acquired franchises                                        -                          -
                                                                   ------                     ------
          Total at April 30, 1998                                      53                          4
          ------------------------
               Additions                                               11                          -
               Terminated                                              (1)                        (3)
               Acquired franchises                                      -                          2
                                                                   ------                     ------
          Total at April 30, 1999                                      63                          3
          ------------------------                                 ======                     ======

 (8)    Intangible Assets

        Intangible assets consist of the following at April 30:

                                                          Amortization
                                                             period              1999               1998
                                                        -----------------  -----------------  -----------------
            Goodwill                                       5-20 years             $1,987,369         $1,259,608
            Franchises reacquired                             5 years                315,567            315,567
            Non-compete agreements                          2-5 years                172,500            172,500
                                                                                  ----------         ----------
                                                                                   2,475,436          1,747,675

               Less accumulated amortization                                         788,108            883,250
                                                                                  ----------         ----------

             Intangible assets, net                                               $1,687,328         $  864,425
                                                                                  ==========         ==========

     At April 30, 1999 franchises reacquired and non-compete agreements were fully amortized. At April 30, 1998, franchises reacquired and non-compete agreements had accumulated amortization of $299,195 and $172,196, respectively. Included in goodwill at April 30, 1999 is $42,750 attributable to the purchase of the existing customer base of Connective Resources, Inc. (see Note 2).

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(9)  Commitments

     Employment Agreements

     The Company has entered into Employment Agreements (the "Agreements") with several individuals in connection with various business acquisitions during fiscal years 1994 to 1999. Generally, the terms of these Agreements provide for a two to five year term of employment and a fixed minimum amount of annual compensation and bonus-performance incentives. Total compensation paid under these Agreements during fiscal years ended April 30, 1999 and 1998 was $107,792 and $193,345, respectively.

     The future minimum payments required under these Agreements at April 30, 1999 are as follows:

               Year ended April 30:
               --------------------
                  2000                          $210,000
                  2001                           210,000
                  2002                           120,000
                  2003                           120,000
                  2004                           120,000
                  Thereafter                     120,000
                                                --------
                                                $780,000
                                                ========

 Operating Leases

     The Company leases office space and related facilities, equipment and vehicles under non-cancelable operating leases. Future minimum lease payments for such operating leases are as follows:

               Year ended April 30:
               --------------------
               2000                             $  442,500
               2001                                366,000
               2002                                279,400
               2003                                205,400
               2004                                 68,900
                        Thereafter                       -
                                                ----------

                                                $1,362,200
                                                ==========

     Aggregate rental expense under operating leases was $254,754 and $286,925 for the years ended April 30, 1999 and 1998, respectively.

     During fiscal 1999, the Company relocated its corporate headquarters to one of the Company's other operating facilities. The Company entered into sublease agreements, with recourse, on the vacated facilities, under terms substantially the same as the original leases.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(9)  Commitments (continued)

     Capital  Leases

     The Company leases computer equipment under capital leases. At April 30, 1999, scheduled future minimum payments under capital leases with initial or remaining terms of one year or more are as follows:

                   Year ended April 30:
                  ----------------------
                          1999                       $  32,580
                          2000                          32,580
                          2001                          21,720
                                                        ------
          Total minimum lease payments                  86,880
          Less interest                                 20,142
                                                       -------
          Present value of net minimum lease payments   66,738

          Less current portion                          20,388
                                                     ---------
          Non-current portion                        $  46,350
                                                     =========

     The following is a summary of property and equipment under capital leases at April 30:

                                            1999            1998
                                          ---------      ---------
          Computer equipment              $  71,575      $  80,692
          Vehicles                                -         78,935
                                          ---------       --------
                                             71,575        159,627
          Accumulated amortization           (7,953)      (119,796)
                                          ---------       --------
                                          $  63,622      $  39,831
                                          =========       ========

     Amortization of assets held under capital leases is included with depreciation expense.

(10) Shareholders' Equity and Related Party Transactions

     Series A Preferred Stock

     In October 1992, the Company authorized the establishment and designation of 1,000,000 shares of Series A Preferred Stock. There were no Series A Preferred Stock shares issued and outstanding at April 30, 1999 and 1998.

     Series B Preferred Stock

     In connection with the Company's acquisition of Master Franchise, Inc. and Communications World of Phoenix South, Inc. in April 1994, the Company authorized 100,000 shares of Series B Preferred Stock and issued 80,088 shares to the sole shareholder of the acquirees. Shares of the Series B Preferred Stock were convertible into common stock at the election of the holders. The conversion rights were not exercised and expired April 30, 1997. In 1999, the Company sold its operating unit in Phoenix back to the original owner. As partial consideration for the purchase, the Company took back and canceled all of the outstanding shares of Series B Preferred Stock and the rights to accumulated and unpaid dividends were waived.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(10) Shareholders' Equity and Related Party Transactions (continued)

     Series C Preferred Stock

     The Company authorized 440,000 shares of Series C Preferred Stock and issued 140,060 shares to the shareholders of CommWorld of Seattle North, Inc., and issued 181,484 shares to the shareholders of Digital Telecom Incorporated, and issued 40,000 shares to the shareholders of Communications World of Columbia, Inc., and issued 65,135 shares to the sole shareholder of Alpha Communications & Technology, Inc. and issued 10,000 shares to employees as incentive compensation. In connection with the Company's sale of certain operating units during the current fiscal year, 65,135 shares of Series C Preferred Stock were taken as partial consideration and were canceled by the Company. The rights to accumulated and unpaid dividends on these shares of stock were waived. Shares of the Series C Preferred Stock were convertible into common stock at the election of the holders. Effective July 16, 1997 the conversion rights expired. Dividends on the Series C Preferred Stock are paid when declared by the Board of Directors, at the rate of $.08 per share per annum before any dividends on shares of the Company's common stock are paid. Upon liquidation, dissolution or winding up of the Company, the Series C Preferred Stock shall have a preference of $1.00 per share plus accumulated and unpaid dividends, payable from the proceeds of sale or distribution of the Company's assets prior to any distribution to the holders of common stock. The Company may redeem the Series C Preferred Stock at $1.00 per share plus accrued and unpaid dividends by giving thirty days notice to the holders of the Series C Preferred Stock. At April 30, 1999, there were $130,630 in accumulated dividends.

     Series F Preferred Stock

     The Company authorized 1,100,000 shares of Series F Preferred Stock. Shares of the Series F Preferred Stock are convertible into Common Stock at the election of the holders at a conversion price equal to 50% of the current market price determined by the 30 day average price prior to conversion. The shares of Series F Preferred Stock will automatically be converted into fully-paid and non-assessable shares of Common Stock upon the effective date of a registration statement covering the Common Stock. Dividends on the Series F Preferred Stock are paid when declared by the Board of Directors, at the rate of $.08 per share per annum before any dividends on shares of the Company's common stock are paid. Upon liquidation, dissolution or winding up of the Company, the Series F Preferred Stock has a preference of $1.00 per share plus accumulated and unpaid dividends, payable from the proceeds of sale or distribution of the Company's assets prior to any distribution to the holders of common stock. At April 30, 1999, there were $44,195 in accumulated dividends.

     The Company issued 143,000 shares of Series F Preferred Stock in connection with the acquisition of the assets of its franchise, CommWorld of Tucson. The Company also issued, for cash, 45,000 shares of Series F Preferred Stock, realizing net proceeds of $39,150, in connection with a private offering of the shares. The Company issued, for cash, 169,818 shares in connection with the exercise and conversion of certain notes payable into equity (see Note 11). In connection with the Company's sale of certain operating units in 1999, 143,000 shares of Series F Preferred Stock were received as partial consideration and canceled by the Company. The rights to accumulated and unpaid dividends on these shares of stock were waived.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(10) Shareholders' Equity and Related Party Transactions (continued)

     Series G Preferred Stock

     The Company authorized and issued 83,500 shares of Series G Preferred Stock to an individual in connection with the acquisition of the assets of CommWorld of Tucson (see Note 2). Shares of the Series G Preferred Stock were convertible into common stock at the election of the holders at a conversion price of $1.625. Dividends on the Series G Preferred Stock are paid when declared by the Board of Directors, at the rate of $.08 per share per annum before any dividends on shares of the Company's common stock are paid. In 1999, the Company sold its operating unit in Tucson to the original owner. As partial consideration for the sale, the Company received in exchange and canceled all of the previously issued and outstanding Series G preferred shares. All rights to accumulated and unpaid dividends were waived.

     Series H Preferred Stock

     The Company authorized 17,700 shares of Series H Preferred Stock in 1999 in connection with a private placement of equity securities. The shares of Series H Preferred Stock were offered in a unit offering of securities with each unit consisting of one share of Series H Preferred Stock and 40 common stock purchase warrants exercisable at $3 per share. Each share of Series H Preferred Stock was convertible into 200 shares of common stock upon approval of the shareholders of the Company of an increase in the authorized shares of common stock, which approval was granted in March of 1999. There were 13,807.5 shares of Series H Preferred Stock issued which were converted into 2,761,500 shares of common stock.

     Series I Preferred Stock

     The Company authorized 1,000 shares of Series I Preferred Stock in connection with the merger with Interconnect Acquisition Corporation (IAC) and issued all of the shares to the shareholders of IAC. Each share of Series I Preferred Stock was converted into 2,000 shares of common stock upon the approval of the shareholders of the Company of an increase in authorized shares of common stock, which approval was granted in March, 1999 and the Series I Preferred Stock was converted into 2,000,000 shares of common stock.

     The schedule on the following page summarizes the preferred stock activity for Series B, C, F, G, H and I for fiscal years ended April 30, 1999 and 1998:

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(10) Shareholders' Equity and Related Party Transactions (continued)

                                   Series B             Series C              Series F             Series G
                             -------------------  -------------------  ---------------------  -------------------
                              Shares    Amount     Shares    Amount     Shares      Amount     Shares    Amount
                             --------  ---------  --------  ---------  ---------  ----------  --------  ---------
Balances, April 30, 1997      80,088   $ 80,088   426,679   $426,679    357,818   $ 357,818    83,500   $ 83,500

Issuance of preferred
stock                              -          -    10,000     10,000          -           -         -          -
                             -------   --------   -------   --------   --------   ---------   -------   --------

Balances, April 30, 1998      80,088     80,088   436,679    436,679    357,818     357,818    83,500     83,500

Issuance of preferred
stock                              -          -         -          -          -           -         -          -

Cancellation of preferred
stock in connection with
sale of operating units      (80,088)   (80,088)  (65,134)   (65,134)  (143,000)   (143,000)  (83,500)   (83,500)

Conversion of preferred
stock into common stock
upon shareholder approval
of additional authorized
common shares                      -          -         -          -          -           -         -          -
                             -------   --------   -------   --------   --------   ---------   -------   --------

Balances, April 30, 1999           -   $      -   371,545   $371,545    214,818   $ 214,818         -   $      -
                             =======   ========   =======   ========   ========   =========   =======   ========

                                  Series H           Series  I        Total Preferred Stock
                             -------------------  -----------------  -----------------------
                              Shares    Amount    Shares    Amount      Shares      Amount
                             --------  ---------  -------  --------  -----------  ----------
Balances, April 30, 1997           -   $      -        -         -    948,085     $ 948,085

Issuance of preferred
stock                              -          -        -         -     10,000        10,000
                             -------   --------   ------   -------   --------     ---------

Balances, April 30, 1998           -          -        -         -    958,085       958,085

Issuance of preferred
stock                         13,807     13,807    1,000     1,000     14,807        14,807

Cancellation of preferred
stock in connection with
sale of operating units            -          -        -         -   (371,722)     (371,722)

Conversion of preferred
stock into common stock
upon shareholder approval
of additional authorized
common shares                (13,807)   (13,807)  (1,000)   (1,000)   (14,807)      (14,807)
                             -------   --------   ------   -------   --------     ---------

Balances, April 30, 1999           -   $      -        -   $     -    586,363     $ 586,363
                             =======   ========   ======   =======   ========     =========

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(10) Shareholders' Equity and Related Party Transactions (continued)

     During the year ended April 30, 1999, shares of Series H and Series I Preferred Stock were issued and subsequently converted into Common Stock. There were 13,807.5 shares of Series H Preferred Stock issued which were converted into 2,761,500 shares of Common Stock; there were 1,000 shares of Series I Preferred Stock issued which were converted into 2,000,000 shares of Common Stock.

     Common Stock Purchase Warrants

     On May 20, 1997, the Company entered into an investment banking agreement (the Agreement) with M.H. Meyerson & Co., Inc. (Meyerson). Under the terms of the Agreement, Meyerson provides investment banking services for the Company, on a best efforts basis, including assistance with mergers and acquisitions, internal capital structuring and the placement of new debt and equity issues for a period of up to five years commencing from the date of the Agreement. In consideration of the services to be performed, the Company granted Meyerson warrants to purchase 175,000 shares of Common Stock at a price of $1.20 per share. The warrants are fully vested and may be exercised at any time up to and including May 20, 2002. The warrants carry piggyback registration rights. The warrants were valued at $.30 each and a charge of $37,000 was recorded in the year ended April 30, 1998, with an offsetting increase to additional paid-in capital.

     The Company completed a private placement of equity securities on May 25, 1998. The private placement consisted of 283,000 Units with each Unit consisting of one share of common stock and one common stock purchase warrant exercisable at $2.50 for a period of five years. The Units were sold for $1.25 each for total proceeds of $353,750. In addition to the Units, the Company sold to the Placement Agent 40,000 Common Stock purchase warrants for $100, exercisable at $1.25 per share for a period of five years.

     The Company completed an additional private placement of equity securities in March, 1999. The private placement consisted of 13,807.5 Units with each Unit consisting of one share of Series H Preferred Stock and 40 common stock purchase warrants. Each warrant entitles the holder to purchase one share of common stock at $3 per share at any time up to and including March 31, 2004. Additionally, 331,380 common stock purchase warrants were issued to the placement agent. The warrants may also be exercised at any time up to March 31, 2004; 276,150 warrants are exercisable at $1 per share and 55,230 are exercisable at $3 per share.

     As a part of severance agreements with executive officers of the Company, common stock purchase warrants were issued which entitle the holders to purchase 135,000 shares of common stock at $1.30 per share and 25,000 shares at $1.00 per share. The 135,000 warrants may be exercised at any time up to August 11, 2001 and the 25,000 warrants may be exercised at any time up to September 20, 1999. The warrants were fair valued at $.31 and $.13 per share, respectively, and a charge of $45,100 was recorded for fiscal year ended April 30, 1999 with an offsetting increase to additional paid in capital.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(10) Shareholders' Equity and Related Party Transactions (continued)

     Other Related Party Transactions

     In September, 1997 the Company entered into an agreement with Century Capital Group, Inc., for Century Capital to provide the Company with financial advisory and investment banking services. James M. Corboy, a director of the Company, was President of Century Capital. The Company agreed to pay Century Capital $1,000 per month and additional compensation if certain acquisitions were completed. In June, 1998, the Company entered into a new agreement with Century Capital, which superseded the September, 1997 agreement. Century Capital agreed to provide financial advisory services to the Company, including due diligence and a fairness opinion in connection with the Company's merger with IAC. The Company paid to Century Capital $32,930 during the period from September, 1997 through April, 1999, including a $25,000 fee for a fairness opinion delivered to the Company in connection with the IAC merger.

     The Company has used the services of Bathgate McColley Capital Group, LLC ("BMCG"), as a placement agent for offerings in 1998 and 1999 of Common Stock, Preferred Stock and debt. During this period, BMCG sold an aggregate of $3,137,000 in equity and debt securities on behalf of the Company. The Company paid BMCG an aggregate of $253,667 in commissions, and issued warrants to purchase an aggregate of 250,850 shares of Common Stock. Steven
     M. Bathgate and Eugene McColley, principals of BMCG, participated as investors in these offerings and are principal shareholders of the Company.

(11) Benefit Plans

     Stock Options

     The Company has adopted two stock incentive plans for its employees and consultants. The 1997 Stock Option Plan provides for the reservation of 130,000 shares of the Company's Common Stock. Pursuant to the terms of the 1997 Plan, options may be granted to employees of the Company and consultants to the Company. In addition to the shares reserved under the Plan for future issuance, there was a specific grant of 135,000 options to certain employees, directors and consultants. Options to purchase 115,000 shares are exercisable at $1.30 per share and options to purchase 20,000 shares are exercisable at $1.50 per share, the fair market values of the Common Stock on the respective dates of grant. The specific grants are fully vested and will expire in August 2001.

     The 1998 Stock Incentive Plan provides authority for the grant of options to purchase up to 1,000,000 shares of common stock. Options to purchase 310,250 shares have been granted. Of this amount, options to purchase 126,500 shares at $1 per share have been issued, including 119,500 to officers and directors, and will expire in November, 2003 if not exercised. Options for 114,500 shares are fully vested and the other options vest in one-third installments over a three year period. Options to purchase 161,250 shares at $1.50 have been issued, including 136,000 to officers and directors, and will expire in February, 2004 if not exercised. Options to purchase 22,500 shares of Common Stock, of which 20,000 shares are to an officer of the Company, at $1.30 have been issued, which will expire in March, 2004, if not exercised. Options for 116,000 shares are fully vested and the other options vest in one-third installments over a three year period. All options under the 98 Plan were issued at the market value on the date of grant.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(11) Benefit Plans (continued)

     Additionally, in accordance with a stock option plan adopted in February, 1993, the Company's board of directors authorized the issuance of options to purchase up to 20,000 common shares to non-employee directors of the Company. Options are granted at the market value on the date of grant. The options granted become exercisable over a three-year period and must be exercised within five years from the date of grant. At April 30, 1999, the Company had 8,000 options granted to purchase common stock at prices ranging from $.88 to $5.13 per share, with expirations occurring through November 1, 2002. The Plan expired in November, 1997. During fiscal years 1999 and 1998 no stock options were exercised.

     In fiscal year 1999, the Company adopted the 1999 Non-discretionary Stock Option Plan (the "99 Plan"), pursuant to which options to purchase up to 300,000 shares of Common Stock could be granted to non-employee directors of the Company. Options to purchase 10,000 shares each have been granted to two non-employee board members at $1.50 per share, the fair market value on the date of grant. The options were valued at $.36 each and a charge of $14,320 was recorded in the year ended April 30, 1999, with an offsetting increase in additional paid-in capital. These options will expire in February 2004. Options to purchase 10,000 shares will be granted to any person becoming a director who is not employed by the Company or any of its subsidiaries. In addition, each non-employee director will receive options to purchase 10,000 shares annually, commencing February 1, 2000 and ending February 1, 2004. If any option grant expires or terminates, all shares which were not issued under the option grant will become available for additional awards under the 1999 Plan.

     Furthermore, in 1996 the board of directors granted options to a consultant that were not issued pursuant to any plan. At April 30, 1999, the Company had 37,500 options outstanding to purchase common stock at prices ranging from $1.00 to $3.13 per share, the fair market values of the Common Stock on the dates of grant. These options are fully vested and expire September 20, 1999. During fiscal 1999 and 1998, no stock options were exercised.

     The following is a summary of the status of options granted:

                                                 Number            Aggregate        Weighted Average
                                                of Shares       Exercise Price       Exercise Price
                                            -----------------  -----------------  --------------------
          Balances, April 30, 1997                216,583          $ 470,966              $2.17
          Options granted                         257,000            335,500               1.30
          Options canceled                         (3,583)           (20,590)              5.75
                                                 --------          ---------
          Balances, April 30, 1998                470,000            785,876               1.67
          Options granted                         354,750            464,375               1.31
          Options canceled                       (314,000)          (532,976)              1.70
                                                 --------          ---------
          Balances, April 30, 1999                510,750          $ 717,275              $1.40
                                                 ========          =========              =====

     The weighted average fair value of options granted during fiscal years 1999 and 1998 was $1.31 and $1.30 per share, respectively.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. Accordingly, no

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(11) Benefit Plans (continued)

     compensation cost has been recognized. Had compensation cost for these option plans been determined based on the fair value at the grant date for options granted in 1999 and 1998, consistent with the provisions of SFAS 123, the Company's net loss and net loss per share applicable to common stock for 1999 and 1998 would have been the pro forma amounts indicated below:

                                                                1999                      1998
                                                       -----------------------  ------------------------
          Net loss applicable to common stock -
                as reported                                  $(1,827,968)              $(1,168,059)
          Net loss applicable to common stock -
                pro forma                                     (1,903,724)               (1,264,879)
          Loss per common share -
               as reported                                          (.76)                     (.72)
          Loss per common share -
               pro forma                                     $      (.79)              $      (.78)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

               Risk-fee interest                    5.0% - 6.0%
               Expected life                        3 years
               Expected volatility                  30%
               Expected dividend                    $0

     The following table summarizes the stock options outstanding at April 30, 1999:

                                 Options Outstanding                     Options Exercisable
                         ------------------------------------  ---------------------------------------
           Range of          Number        Weighted Average         Number          Weighted Average
       Exercise Prices    Outstanding       Exercise Price        Exercisable        Exercise Price
      -----------------  --------------  --------------------  -----------------  --------------------
        $ 0.88 - 1.00        141,000            $ 1.00               129,000              $ 1.00
          1.01 - 1.30        137,500              1.30               115,000                1.30
          1.31 - 2.00        201,250              1.50               156,000                1.50
          2.01 - 5.13         31,000              3.09                27,000                3.28
                             -------                                 -------

        $ 0.88 - 5.13        510,750            $ 1.40               427,000              $ 1.41
                             =======                                 =======

     401(k) Plan

     On August 1, 1985, the Company established an Employees' Savings Plan (ESP) for all full-time employees who have at least twelve months of continuous service and who have attained the age of twenty-one. The Company may make matching contributions of up to 50% of the participant's contribution, made via salary reduction arrangements, as described in the ESP. In addition, the Company may also make an annual contribution from its profits. The Company made no contributions to the ESP in fiscal 1999 or 1998.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(12) Income Taxes

     There was no income tax expense attributable to income from operations for the years ended April 30, 1999 and 1998 due to losses incurred from operations. The Company's net deferred tax asset for future deductions and its net operating loss carryforward in excess of future taxable amounts is offset by a valuation allowance. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at April 30, 1999 and 1998 are as follows:

                                                                       1999                 1998
                                                                   ------------         ------------
          Net operating loss carryforwards                         $ 2,843,000          $ 2,492,000
          Allowance for doubtful accounts                               83,000              145,000
          Allowance for obsolete inventory                              28,000              139,000
          Amortization of goodwill                                      11,000              153,000
          Other, net                                                     6,000               16,000
                                                                   -----------          -----------
            Total gross deferred taxes                               2,971,000            2,945,000
            Valuation allowance                                     (1,926,000)          (1,900,000)
                                                                   -----------          -----------
            Net deferred taxes                                     $ 1,045,000          $ 1,045,000
                                                                   ===========          ===========

     In accordance with the provisions of Internal Revenue Code Section 382, based upon the Company's change in control resulting from the issuance of equity securities, utilization of the Company's net operating loss carryforwards is estimated to be limited. At April 30, 1999 the Company had aggregate net operating loss carryforwards of approximately $5,808,000 for income tax purposes, which expire in varying amounts from 2005 through 2013. Generally, these operating losses are available to offset future federal and state taxable income. The Company expects the utilization of its net operating loss will be limited to approximately $3,300,000 in future years.

(13) Certain Risks and Concentrations

     The Company is reporting a loss from continuing operations of $1,351,000 for the fiscal year ended April 30, 1999. The Company's operations have historically been adversely affected by a lack of working capital. The Company uses a line of credit from a lending institution, which is limited to the extent of available collateral. The Company's line of credit is fully utilized to the extent of available collateral at April 30, 1999.
     The lack of available funding impedes the Company's ability to fund additional equipment purchases and to expand its business operations. The Company sold equity securities during the fiscal year. These proceeds were used to fund recent operating losses of the Company, to fund the cash purchase price of the acquisitions completed during 1999, and to repay certain debt obligations. The Company will need substantial additional capital in order to have reasonable prospects for achieving its strategic objective of growth through acquisitions.

     The Company currently purchases telephone systems and various peripheral equipment from several major suppliers. One of the suppliers provides approximately 85% of the inventory and products purchased by the Company while offering flexible credit terms. If the Company's relationship with the supplier was to cease, it could have a significant adverse impact on the operations of the Company.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(13) Certain Risks and Concentrations (continued)


     The Company had 63 franchises located in 25 states and three Company-owned outlets at April 30, 1999. The Company sells its products and services primarily to franchisees, multi-location customers, and to customers of Company-owned outlets, generally without requiring any collateral. The Company maintains adequate allowances for potential credit losses and performs ongoing credit evaluations. One customer accounted for approximately 56% and 61% of the Company's direct equipment sales at April 30, 1999 and 1998, respectively.

     The Company's products are concentrated in the telephone interconnect industry, which is highly competitive and rapidly changing. Significant technological changes in the industry could affect operating results adversely. The Company's inventories include spare parts and components, which are specialized in nature and subject to technological obsolescence.

     While the Company has programs to minimize the required inventories on hand and considers technological obsolescence in estimating required allowances to reduce recorded amounts to market values, such estimates could change in the future.

(14) Disposal of Operating Subsidiaries

     During September, 1998 the Company adopted a formal plan to dispose of its operating subsidiaries in Alexandria, Virginia, and Phoenix and Tucson, Arizona. During the Company's fiscal quarter ended January, 1999, the Company completed the sale of these operating subsidiaries. Each of the subsidiaries were sold to the original owners of those operations under the terms of assets sales agreements, respectively.

     The Company sold the assets of the Phoenix location for $65,044. In consideration for the assets acquired, the purchasers assumed certain liabilities and the purchaser returned 80,088 shares of $1.00 par value Series B Preferred Stock plus any accumulated and unpaid dividends, and returned 114,812 shares of $1.00 par value Series F Preferred Stock plus any accumulated and unpaid dividends.

     The Company sold the assets of the Tucson location for $88,250. In consideration for the assets acquired, the purchasers assumed certain liabilities and the purchaser returned 83,500 shares of $1.00 par value Series G Preferred Stock plus any accumulated and unpaid dividends, and returned 93,000 shares of $1.00 par value Series F Preferred Stock plus any accumulated and unpaid dividends. The preferred stock was returned at the rate $.50 per share under the terms of the sale agreement.

     The Company sold the assets of the Alexandria location for $57,567. In consideration for the assets acquired, the purchasers assumed certain liabilities, executed a promissory note in the amount of $25,000 and the purchaser returned 65,134 shares of $1.00 par value Series C Preferred Stock plus any accumulated and unpaid dividends. The preferred stock was returned at the rate $.50 per share under the terms of the sale agreement.

     The Company realized an aggregate loss from the sale of the operating subsidiaries of approximately $396,000. On a cumulative basis, the operating subsidiaries reported a net loss of approximately $33,000 and $289,000 for the years ended April 30, 1999 and 1998, respectively.

                   COMMUNICATIONS WORLD INTERNATIONAL, INC.
                               AND SUBSIDIARIES
                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(14) Disposal of Operating Subsidiaries (continued)

     Net sales of the operating subsidiaries for fiscal 1999 and 1998 were $667,000 and $957,000, respectively. These amount are not included in net sales in the accompanying statements of operations. The prior year financial statements have been restated to conform to the current year presentation reflecting the sale and disposal of the operating subsidiaries.

(15) Subsequent Events

     During the quarter ending July 31, 1999 the Company received net proceeds of $212,440 from the sale of Units of Subordinated Convertible Notes and Common Stock Purchase Warrants. Each Unit consists of a $50,000 Subordinated Convertible Note and 20,000 Warrants. The Notes bear interest at 8% per annum and are convertible into Common Stock at any time prior to maturity at $1.50. The Notes mature at the earlier of 36 months from the date of issue or upon the occurrence of certain other events. The Warrants are exercisable for a period of five years from the date of issuance at $.40 per Warrant.

(16) Segment Information

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 131 Disclosures About Segments of an Enterprise and Related Information, effective May 1, 1998. Reportable segments are based on products and services, geography, legal structure, management structure, and any other method in which management disaggregates a company. Based on the management approach model, the Company has determined its business operations are classified into two principal reporting segments. Separate management of each segment is required because each business unit is subject to different marketing, sales, and implementation strategies.

                                                 Reportable Segments
                                   -------------------------------------------------
                                        1          2        All Other       Total
                                   ----------  ----------  -----------   -----------
     External revenue              $3,252,787  $5,361,569  $   248,374   $ 8,862,730
     Interest and other revenue         4,447     277,796        4,708       286,951
                                   ----------  ----------  -----------   -----------
                                    3,257,234   5,639,365      253,082     9,149,681

     Profit                           197,344     374,920   (1,923,190)   (1,350,926)
     Assets                         1,807,965           -    3,011,315     4,819,280

     Reportable Segment 1, the Company-owned segment, derives its revenues from the sales, service and installation of telephone systems to small and medium sized enterprises with single, multi-state and national locations. Segment 2, the Company's franchise program segment, derives its revenues from sales of equipment to franchisees and franchise fees.

                          Independent Auditors' Report
                          ----------------------------


Stockholder
Donaldson & Associates, Inc.
Englewood, Colorado:


We have audited the accompanying balance sheet of Donaldson & Associates, Inc. as of September 30, 1998, and the related statement of operations and retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donaldson & Associates, Inc., as of September 30, 1998, and the results of its operations and cash flow for the year then ended, in conformity with generally accepted accounting principles.



Englewood, Colorado
August 9, 1999

                         Donaldson & Associates, Inc.
                                 Balance Sheet
                              September 30, 1998
------------------------------------------------------------------------------

                                    Assets
                                    ------


Current assets:
 Cash and cash equivalents                                                        $ 44,962
 Investment securities - available for sale                                         18,022
 Trade accounts receivable                                                         221,683
 Inventory                                                                          85,005
 Prepaid expenses                                                                    1,940
 Deferred tax asset                                                                    172
                                                                                  --------

       Total current assets                                                        371,784

Property and equipment, net                                                         74,301
Officer advances                                                                    48,512
Intangible assets, net                                                              51,241
                                                                                  --------

                                                                                  $545,838
                                                                                  ========
                     Liabilities and Stockholder's Equity
                     ------------------------------------

Current liabilities:
 Trade accounts payable                                                           $ 71,758
 Income taxes payable                                                                4,026
 Accrued expenses, deposits and other liabilities                                  113,143
                                                                                ----------

       Total current liabilities                                                   188,927

Long-term liabilities:
 Deferred tax liability                                                              6,059
                                                                                ----------
                                                                                   194,986
                                                                                ----------

Commitments and contingencies (Notes 6, 7 and 9)

Stockholder's equity:
 Common stock, no par value, 50,000 shares authorized;
   1,000 shares issued and outstanding                                               1,784
 Retained earnings                                                                 349,836
 Unrealized loss on available for sale securities, net of tax                         (768)
                                                                                ----------
       Total stockholder's equity                                                  350,852
                                                                                ----------
                                                                                $  545,838
                                                                                ==========

                         Donaldson & Associates, Inc.
                 Statement of Operations and Retained Earnings
                     For the Year Ended September 30, 1998
--------------------------------------------------------------------------------

Revenue:
 Direct equipment, installation and service sales                          $2,238,219
 Equipment rentals                                                             71,262
 Commissions and other fees                                                    29,425
 Interest and other income                                                      7,273
                                                                           ----------
                                                                            2,346,179
                                                                           ----------
Costs and expenses:
 Cost of direct equipment, installation and service sales                   1,405,648
 Selling, general and administrative                                          842,724
 Legal settlement                                                              31,000
 Amortization of intangible assets                                             11,796
 Provision for bad debts                                                        7,873
                                                                           ----------
                                                                            2,299,041
                                                                           ----------

Income from operations before income taxes                                     47,138

Income tax expense                                                             10,664
                                                                           ----------

Net income                                                                     36,474

Retained earnings beginning of year                                           313,362
                                                                           ----------

Retained earnings end of year                                              $  349,836
                                                                           ==========

                         Donaldson & Associates, Inc.
                            Statement of Cash Flows
                     For the Year Ended September 30, 1998
--------------------------------------------------------------------------------

Cash flows from operating activities:
 Net income                                                                    $ 36,474
 Adjustments to reconcile to net cash provided by
   (used in) operating activities, net of effect of acquisitions:
     Depreciation and amortization                                               39,302
     Provision for bad debts                                                      7,873
     Loss on disposal of fixed assets                                             4,957
     Changes in operating assets and liabilities:
       Trade accounts receivable                                                 43,957
       Inventories                                                               26,995
       Prepaid expenses                                                          (1,940)
       Deferred taxes                                                             1,167
       Other assets                                                             (40,392)
       Trade accounts payable                                                   (17,127)
       Accrued expenses, deposits and other liabilities                             544
                                                                               --------
     Net cash provided by operating activities                                  101,810
                                                                               --------

Cash flows from investing activities:
 Purchase of available for sale securities                                         (940)
 Capital expenditures                                                           (28,093)
                                                                               --------
     Net cash used in investing activities                                      (29,033)
                                                                               --------

Cash flows from financing activities:
 Net payments under line-of-credit agreement                                    (30,022)
                                                                               --------
     Net cash used financing activities                                         (30,022)
                                                                               --------

     Net increase in cash                                                        42,755

Cash at beginning of the year                                                     2,207
                                                                               --------

Cash at end of the year                                                        $ 44,962
                                                                               ========

Supplemental disclosures of cash flow information:
 Interest paid                                                                 $  1,788
 Income taxes paid                                                             $  3,500

                         Donaldson & Associates, Inc.
                         Notes to Financial Statements
------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies

     Organization and Nature of Operations

     The financial statements presented are those of Donaldson & Associates, Inc., d.b.a. CommWorld of Denver (the Company). The Company was incorporated under Colorado law in 1983. Its principal executive offices are located at 6050 Greenwood Plaza Boulevard, Suite 130, Englewood, Colorado 80112. The Company is engaged in sales, installation and maintenance of telephone interconnect equipment.

     Revenue Recognition

     Revenue from direct equipment, installation and service sales is generally recognized upon completion of the installation or upon completion of the service provided by the Company for telephone systems, voice processing products and related peripherals, since most contracts are completed as of a period end. For significant projects not complete as of a period end, a percentage of revenue and expense for the entire project is recognized based on the estimated percentage of completion.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Inventory

     Inventory is valued at the lower of cost (first-in, first-out method) or estimated market value and includes used and replacement stock items.

     Property and Equipment

     Property and equipment are reported at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Depreciation and amortization expense at September 30, 1998 was $27,506.

     Upon the disposition of assets, the related cost and accumulated depreciation are removed from the books and the resulting gain or loss is recognized in the year of disposition.

     Allowance for Doubtful Accounts

     Bad debts are provided for using the allowance method based on historical experience and ongoing evaluation of outstanding accounts receivable.
     Based on the Company's collection experience, management determined no allowance for bad debt was necessary for the year ended September 30, 1998.

                         Donaldson & Associates, Inc.
                         Notes to Financial Statements
------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies (continued)

     Equipment Rentals

     The Company leases equipment under month-to-month operating lease terms. Rental income is recognized upon receipt.

     Intangible Assets

     The excess of the consideration paid over the fair value of net assets acquired has been recorded as goodwill.

     Non-compete agreements associated with business acquisitions are amortized over the term of the agreement.

     Franchise and customer base acquisition costs are amortized on a straight line basis over ten years.

     Long-lived Assets

     The Company periodically evaluates the recoverability of its long-lived assets based upon the estimated future cash flows from the related asset. Impairment would be recognized in operations if permanent diminution in value occurs.

     Income Taxes

     The Company provides for income taxes using the asset and liability method as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Statement of Cash Flows

     For purposes of the statement of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less cash equivalents.

(2)  Investment Securities

     The Company's investments in marketable equity securities are held for an indefinite period and are classified as available for sale. The fair value of these securities at September 30, 1998 was $18,022. Gross unrealized holding losses associated with these securities were $940 at September 30, 1998.

                           Donald & Associates, Inc.
                           Notes to Financial Statements
--------------------------------------------------------------------------------
(3)  Property and Equipment

     Property and equipment consists of the following at September 30, 1998:

                                                            Estimated
                                                            useful life
                                                            -----------
          Furniture, fixtures and equipment                    3-10            $120,788
          Rental property                                        5               56,053
          Vehicles                                               5               15,201
                                                                               --------
                                                                                192,042
          Accumulated depreciation                                              117,741
                                                                               --------

           Property and equipment, net                                         $ 74,301
                                                                               ========

(4)  Intangible Assets

     Intangible assets consist of the following at September 30, 1998:

                                                        Amortization
                                                           period
                                                      -----------------
          Franchise and customer base                     10 years           $118,000
          Non-compete agreements                           5 years              7,000
          Goodwill                                            -                 5,000
                                                                             --------
                                                                              130,000

          Accumulated amortization                                             78,759
                                                                             --------

               Intangible assets, net                                        $ 51,241
                                                                             ========

(5)  Revolving Line of Credit

     The Company entered into a revolving line of credit agreement with a bank in September, 1997. The revolving line of credit permits the Company to borrow up to $250,000. Interest, at the bank's reference rate plus .75% per annum, is due monthly. The revolving line of credit is collateralized by substantially all of the assets of the Company and matured in October, 1998. The Company renewed the line of credit agreement under substantially the same terms as the original agreement. The new line of credit matures in October, 1999. At September 30, 1998 there were no outstanding borrowings on the line of credit.


(6)  Commitments

     Operating Leases

     The Company leases is primary office facilities under a non-cancelable operating lease expiring in October, 1998. The lease was subsequently renewed and expired in May, 1999. Future minimum lease payments for the operating lease are $53,800 at September 30, 1998.

     Aggregate rental expense under the operating lease was $43,924 for fiscal 1998.

                           Donald & Associates, Inc.
                           Notes to Financial Statements
--------------------------------------------------------------------------------

(6)  Commitments (continued)

     Simple-IRA Plan

     During fiscal 1998, the Company established a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) for all employees who are reasonably expected to receive at lease $5,000 in compensation during the calendar year. The Company is required to make matching contributions equal to an employee's salary reduction contribution not to exceed 3% of the employee's compensation. The Company made contributions of $7,020 to the SIMPLE during fiscal 1999.

(7)  Litigation

     The Company was a party in a civil action for wrongful termination in fiscal 1998. The case was settled in June, 1999. The Company recorded $31,000 at September 30, 1998 for settlement of the case.

(8)  Income Taxes

     The components of income tax expense at September 30, 1998 are as follows:

               Current
                  Federal    $ 7,030
                  State        2,467
                             -------
                               9,497
                             -------

               Deferred
                  Federal        957
                  State          210
                             -------
                               1,167
                             -------
                             $10,664
                             =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 1998 are as follows:

                                                             Short Term     Long Term
                                                             ----------     ---------
          Unrealized loss on available for sale securities      $   172
          Depreciation                                                      $   6,059

(9)  Certain Risks and Concentrations

     The Company's products are concentrated in the telephone interconnect industry, which is highly competitive and rapidly changing. Significant technological changes in the industry could affect operating results adversely. The Company's inventories include spare parts and components, which are specialized in nature and subject to technological obsolescence.

                           Donald & Associates, Inc.
                           Notes to Financial Statements
--------------------------------------------------------------------------------

(10) Subsequent Events

     During April, 1999, the Company was acquired by IAC Acquisition Corporation, a wholly-owned subsidiary of Communications World International, Inc. (CommWorld). The Company received $550,000 in cash and promissory notes in the amount of $700,000. The notes are convertible into common stock of CommWorld at the option of the holder on the basis of $1 per share for $250,000 of the notes and at a 10% discount of market value for the remaining $450,000 of notes. In connection with the transaction the principals of the Company entered into employment and non-compete agreements with the Company. The employment agreements range from one to five years and call for the principals, among other things, to receive their regular salaries during the term of the agreements.